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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4 EF
Registration Statement Under the Securities Act of 1933

THE BANK HOLDINGS
(Exact Name of Registrant as Specified in Its Charter)

NEVADA (State or Other Jurisdiction of Incorporation or Organization)	6022 (Primary Standard Industrial Classification Code Number)	90-0071778 (I.R.S. Employer Identification No.)

9990 DOUBLE R BOULEVARD, RENO, NEVADA 89521, (775) 853-8600
(Address and Telephone Number of Principal Executive Offices)

9990 DOUBLE R BOULEVARD, RENO, NEVADA 89521 (775) 853-8600
(Address of Principal Place of Business)

9990 DOUBLE R BOULEVARD, RENO, NEVADA 89521, (775) 853-8600
(Name, Address and Telephone of Agent for Service)

Copy to:
Debra L. Barbin, Esq., Gary Steven Findley & Associates
1470 North Hundley Street, Anaheim, California 92806, (714) 630-7136

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐                        .

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐                        .

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common stock(1) ($0.01 Par Value)	1,460,830	$10.00	$14,608,300	$1,182

(1)
Represents the maximum number of shares of the Registrant's common stock to be issued in connection with the reorganization described herein.

(2)
Estimated pursuant to Rule 457(f)(1) solely for the purpose of calculating the registration fee based on the market value of the securities to be received by the Registrant as determined on May 1, 2003.

Nevada Security Bank

June 13, 2003

Dear Shareholder:

        You are cordially invited to attend the annual meeting of shareholders of Nevada Security Bank, which will be held at the Residence Inn by Marriott, located at 9845 Gateway Drive, Reno, Nevada, on Wednesday, July 9, 2003, at 1:30 p.m. At the annual meeting, shareholders will be asked to elect twelve directors for the next year and to vote on a plan of reorganization and merger agreement which details the reorganization of Nevada Security Bank and the formation of a bank holding company. Following the reorganization, Nevada Security Bank will become a wholly-owned subsidiary of a new holding company, The Bank Holdings. In the reorganization, all of the shareholders of Nevada Security Bank, except those who have perfected their dissenter's rights, will become shareholders of The Bank Holdings. As part of the reorganization, each share of Nevada Security Bank common stock, which is not a perfected dissenting share, will be converted into one share of common stock of The Bank Holdings. Nevada Security Bank shareholders will not need to surrender or exchange their current share certificates. Rather, they will be deemed to represent shares of The Bank Holdings once the reorganization is completed. The reorganization is subject to certain conditions including shareholder and regulatory approvals, which are further detailed in the accompanying statement and Exhibit A thereto.

        Nevada Security Bank is requesting your proxy to vote in favor of all of the nominees for election as directors and in favor of the plan of reorganization and merger agreement. The Board of Directors of Nevada Security Bank recommends that you vote "FOR" the election of each of the nominees and "FOR" approval of the plan of reorganization and merger agreement. The plan of reorganization and merger agreement is attached as Exhibit A to the proxy statement/prospectus.

        The proxy statement/prospectus contains information about The Bank Holdings and Nevada Security Bank and describes the conditions upon which the proposed reorganization will occur. A majority of the outstanding shares of Nevada Security Bank's common stock must vote "FOR" approval of the plan of reorganization and merger agreement, so we urge you to cast your vote.

        To ensure that your vote is represented at this important meeting, please sign, date and return the proxy card in the enclosed envelope as promptly as possible.

                      Sincerely,

                      Hal Giomi
                      Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities regulators has approved either the reorganization described in this written consent solicitation statement/prospectus or the The Bank Holdings common stock to be issued in the reorganization, nor have they determined if this written consent solicitation statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is June 13, 2003

NEVADA SECURITY BANK
9990 Double R Boulevard
Reno, Nevada 89521
(775) 853-8600

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

July 9, 2003

TO THE SHAREHOLDERS OF NEVADA SECURITY BANK:

        NOTICE IS HEREBY GIVEN that, pursuant to the call of its Board of Directors, the annual meeting of shareholders of Nevada Security Bank will be held at the Residence Inn by Marriott, located at 9845 Gateway Drive, Reno, Nevada on Wednesday, July 9, 2003 at 1:30 p.m., for the purpose of considering and voting upon the following matters:

        1.    Election of Directors.    To elect twelve (12) persons to the Board of Directors to serve until the 2004 annual meeting of shareholders and until their successors are elected and have been qualified. The persons nominated by management to serve as directors are:

Edward Allison	Jan Clark	Hal Giomi
Robert Barone	Edward Coppin	Jesse Haw
Joseph Bourdeau	Leonard Detrick	James Mancuso
Keith Capurro	David A. Funk	Robert Walter

        2.    Approval of the Plan of Reorganization and Merger Agreement.    To approve the Plan of Reorganization and Merger Agreement dated April 17, 2003, attached as Exhibit A.

        3.    Transaction of Other Business.    To transact such other business as may properly come before the meeting or any adjournments thereof.

        The Board of Directors has fixed the close of business on May 15, 2003 as the record date for determination of shareholders entitled to receive notice of, and to vote at, the meeting.

        Nevada law provides that shareholders of record of Nevada Security Bank have the right to dissent from the proposed reorganization and, if the reorganization is consummated, to receive compensation equal to the fair market value of their shares. Shareholders desiring to exercise their dissent and appraisal rights must follow the procedures set forth in Section 92A.300 to 92A.500 of the Nevada Revised Statutes, a copy of which is attached to the proxy statement/prospectus as Exhibit B. Shareholders wishing to exercise their dissent are urged to read Exhibit B in its entirety, as failure to comply with those procedures may result in the loss of dissent and appraisal rights.

BY ORDER OF THE BOARD OF DIRECTORS

June 13, 2003	Robert Barone, Secretary

WE URGE YOU TO VOTE IN FAVOR OF MANAGEMENT'S PROPOSALS BY SIGNING AND RETURNING THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. THE ENCLOSED PROXY IS SOLICITED BY THE BANK'S BOARD OF DIRECTORS. ANY SHAREHOLDER GIVING A PROXY MAY REVOKE IT PRIOR TO THE TIME IT IS VOTED BY FILING WITH THE SECRETARY OF THE BANK A DULY EXECUTED PROXY BEARING A LATER DATE OR AN INSTRUMENT REVOKING THE PROXY, OR BY ATTENDING THE MEETING AND VOTING IN PERSON. PLEASE INDICATE ON THE PROXY WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING SO THAT WE CAN ARRANGE FOR ADEQUATE ACCOMMODATIONS.

Proxy Statement of Nevada Security Bank
Prospectus of The Bank Holdings

        Nevada Security Bank is providing this proxy statement of Nevada Security Bank and prospectus of The Bank Holdings to shareholders of Nevada Security Bank in connection with the annual meeting of shareholders of Nevada Security Bank to be held at the Residence Inn by Marriott, located at 9845 Gateway Drive, Reno, Nevada on Wednesday, July 9, 2003 at 1:30 p.m.

        Shareholders of Nevada Security Bank will elect twelve directors for the ensuing year and vote upon a proposal to approve the principal terms of the Plan of Reorganization and Merger Agreement dated April 17, 2003. Under the plan of reorganization and merger agreement, shareholders of Nevada Security Bank will have their shares of the bank's common stock converted into an equal number of shares of The Bank Holdings's common stock. After the reorganization, Nevada Security Bank will be the sole wholly-owned subsidiary of The Bank Holdings, and shareholders of The Bank Holdings immediately before the reorganization will maintain their proportional interest in The Bank Holdings immediately after the reorganization.

        You should rely only on the information contained in this proxy statement/prospectus or other information referred to in this document. Neither Nevada Security Bank nor The Bank Holdings has authorized anyone to provide you with different or other information. This proxy statement/prospectus is dated June 13, 2003. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of shares of The Bank Holdings in the reorganization shall create any implication to the contrary.

i

Written Consent Solicitation Statement/Prospectus
Table of Contents

ii

Summary of Proxy Statement/Prospectus

        The following is a brief summary of certain information contained in this Proxy Statement/Prospectus, which is intended to assist shareholders in their review of this statement. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Proxy Statement/Prospectus and its exhibits.

        Nevada Security Bank incorporated The Bank Holdings under Nevada law for the purpose of becoming the holding company for Nevada Security Bank. Upon completion of the reorganization as described in the Plan of Reorganization and Merger Agreement dated April 17, 2003, attached to this written consent solicitation statement/prospectus as Exhibit A, the business activities of The Bank Holdings will initially consist solely of the operation of Nevada Security Bank as a wholly-owned bank subsidiary. It is possible that in the future The Bank Holdings may acquire or commence additional businesses; however, no specific acquisitions or new business activities are currently planned.

        After the reorganization, Nevada Security Bank will continue its current business and operations as a Nevada state-chartered bank under its current existing name. The existing charter and bylaws of Nevada Security Bank will not be substantially affected by the reorganization.

        The principal executive offices of both Nevada Security Bank and The Bank Holdings are located at 9990 Double R Boulevard, Reno, Nevada 89521, and the telephone number is (775) 853-8600.

Description of the Reorganization	The Bank Holdings will become the holding company for Nevada Security Bank. Under the Plan of Reorganization and Merger Agreement, Nevada Security Bank organized NSB Merger Company as a wholly-owned subsidiary of The Bank Holdings. Nevada Security Bank will be merged with NSB Merger Company, with Nevada Security Bank as the surviving corporation. The shareholders of Nevada Security Bank will receive shares of The Bank Holdings's common stock on a one-for-one basis for their shares of Nevada Security Bank's common stock (with the exception of those persons holding perfected dissenting shares). The shareholders of Nevada Security Bank will then become the sole shareholders of The Bank Holdings in its form as the holding company for Nevada Security Bank. The reorganization is subject to certain conditions including shareholder and regulatory approvals. See "Bank Holding Company Reorganization and Merger Between Nevada Security Bank and NSB Merger Company—Description of the Reorganization and Merger between Nevada Security Bank and NSB Merger Company." The plan of reorganization and merger agreement is attached hereto as Exhibit A.
Reasons for the Reorganization
The reorganization will provide greater flexibility for operations and future expansion. See "Bank Holding Company Reorganization and Merger Between Nevada Security Bank and NSB Merger Company—Reasons for the Reorganization: Benefits of the Use of Holding Company Form to the Shareholders of Nevada Security Bank."
Tax Consequences of the Reorganization
The plan of reorganization and merger agreement is structured to qualify the reorganization as a tax-free reorganization so that, among other things, no gain or loss will be recognized by the shareholders of Nevada Security Bank upon the exchange of their shares of Nevada Security Bank's common stock for shares of The Bank Holdings's common stock. The receipt of cash upon the exercise of dissenters' rights will result in a gain or loss equal to the difference between such payment and the tax basis of the shares and may constitute a capital gain or loss for tax purposes.

Market for The Bank Holdings Stock
It is not anticipated that The Bank Holdings common stock received by Nevada Security Bank's shareholders in the reorganization will be listed on any exchange nor will its common stock be more marketable than Nevada Security Bank's common stock. See "Price Range of Nevada Security Bank's Common Stock."
Management of The Bank Holdings
The directors of The Bank Holdings are, and will be, four of the current directors of Nevada Security Bank. The executive officers of The Bank Holdings are, and will be, current directors or executive officers of Nevada Security Bank. See "Management of Nevada Security Bank."
Regulation of The Bank Holdings
The Bank Holdings will be subject to the regulation of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. See "Operations Under The Bank Holdings—Supervision and Regulation of The Bank Holdings."
Voting Rights of Shareholders
Each shareholder of Nevada Security Bank will be entitled to cast one vote for each share of common stock held of record as of the close of business on May 15, 2003, in voting on the plan of reorganization and merger agreement. Directors and executive officers of Nevada Security Bank own, in the aggregate, approximately 9.6% of Nevada Security Bank's common stock entitled to vote.
Shareholder Vote Required
The twelve nominees for directors receiving the most votes will be elected as directors for the following year. Approval of the plan of reorganization and merger agreement requires the affirmative vote of a majority of the outstanding shares of Nevada Security Bank's common stock.
Dissenters' Rights
Holders of shares of common stock of Nevada Security Bank are entitled to dissent from the plan of reorganization and receive the fair value of their shares if they follow certain statutory procedures under Nevada law. See "Dissenter's Rights."
Other Information Concerning the Meeting
Time and Place of Meeting	The meeting will be held at the Residence Inn by Marriott, located at 9845 Gateway Drive, Reno, Nevada on Wednesday, July 9, 2003 at 1:30 p.m.
Additional Information	For additional information, you may telephone Hal Giomi, Chief Executive Officer of Nevada Security Bank at (775) 853-8600.

Introduction

        Management is furnishing you with this proxy statement/prospectus in connection with the solicitation of proxies for use at the annual meeting of Nevada Security Bank, to be held at the Residence Inn by Marriott, located at 9845 Gateway Drive, Reno, Nevada on Wednesday, July 9, 2003 at 1:30 p.m., and at any and all adjournments of the meeting.

        It is expected that Nevada Security Bank will mail this proxy statement/prospectus and accompanying notice and form of proxy to shareholders on or about June 13, 2003.

        At the meeting, the shareholders will elect twelve directors and consider and vote on approval of the plan of reorganization and merger agreement. Under the plan of reorganization and merger agreement, Nevada Security Bank will become a wholly-owned subsidiary of the newly formed holding company, The Bank Holdings, as a result of which shareholders of Nevada Security Bank will receive on a one-for-one basis, shares of The Bank Holdings's common stock for their shares of Nevada Security Bank's common stock. Nevada Security Bank shareholders will not need to surrender or exchange their current share certificates. Rather, they will be deemed to represent shares of The Bank Holdings once the reorganization is completed. These transactions are more fully described in this proxy statement/prospectus, and in the plan of reorganization and merger agreement attached as Exhibit A.

Revocability of Proxies

        A proxy for use at the meeting is enclosed. Any shareholder who executes and delivers such proxy has the right to revoke it at any time before it is exercised, by filing with the Secretary of Nevada Security Bank an instrument revoking it, or a duly executed proxy bearing a later date. The Secretary of Nevada Security Bank is Robert Barone, and any revocation should be filed with him at Nevada Security Bank, 9990 Double R Boulevard, Reno, Nevada 89521. In addition, the powers of the proxyholders will be revoked if the person executing the proxy is present at the meeting and elects to vote in person. Subject to such revocation or suspension, the proxyholders will vote all shares represented by a properly executed proxy received in time for the meeting in accordance with the instructions on the proxy. If no instruction is specified with regard to the matter to be acted upon, the proxyholders will vote the shares represented by the proxy "FOR" each of the nominees for directors and "FOR" approval of the principal terms of the plan of reorganization and merger agreement. If any other matter is presented at the meeting, the proxyholders will vote in accordance with the recommendations of management.

Persons Making The Solicitation

        The Board of Directors of Nevada Security Bank is soliciting these proxies. Nevada Security Bank will bear the expense of preparing, assembling, printing and mailing this proxy statement/prospectus and the material used in the solicitation of proxies for the meeting. Nevada Security Bank contemplates that proxies will be solicited principally through the use of the mail, but officers, directors and employees of Nevada Security Bank may solicit them personally or by telephone, without receiving special compensation for the solicitation. Although there is no formal agreement to do so, Nevada Security Bank will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these materials to their principals. In addition, Nevada Security Bank may utilize the services of individuals or companies not regularly employed by Nevada Security Bank in connection with the solicitation, if management of Nevada Security Bank determines that this is advisable.

Voting Securities

        Management has fixed May 15, 2003 as the record date for purposes of determining the shareholders entitled to receive notice of, and to vote at, the meeting. On May 15, 2003, there were 1,405,930 shares of Nevada Security Bank's common stock issued and outstanding. Each holder of Nevada Security Bank's common stock will be entitled to one vote for each share of Nevada Security Bank's common stock held of record on the books of Nevada Security Bank as of the record date. The holders of not less than a majority of the outstanding shares of Nevada Security Bank's common stock must vote in favor in order to approve the plan of reorganization and merger agreement.

Dissenter's Rights

        Nevada law provides that shareholders of record of Nevada Security Bank on the record date, May 15, 2003, have the right to dissent from the proposed reorganization and, if the reorganization is consummated, receive compensation equal to the fair value of their shares. Shareholders of Nevada Security Bank wishing to exercise their dissent and appraisal rights must follow the procedures set forth in Sections 92A.300 through 92A.500 of the Nevada Revised Statutes, a copy of which is attached to this proxy statement/prospectus at Exhibit B. Shareholders of Nevada Security Bank wishing to exercise their dissent and appraisal rights are urged to read Exhibit B in its entirety, as failure to comply with the procedures outline therein may result in the loss of dissent and appraisal rights.

Shareholdings of Certain Beneficial Owners And Management

        Management of Nevada Security Bank knows of no person who owns, beneficially or of record, either individually or together with associates, 5 percent or more of the outstanding shares of Nevada Security Bank's common stock, except as set forth in the table below. The following table sets forth, as of April 1, 2003, the number and percentage of shares of Nevada Security Bank's outstanding common stock beneficially owned, directly or indirectly, by each of Nevada Security Bank's directors, named executive officers and principal shareholders and by the directors and executive officers of Nevada Security Bank as a group. The shares "beneficially owned" are determined under the Securities and Exchange Commission Rules, and do not necessarily indicate ownership for any other purpose. In general, beneficial ownership includes shares over which the director, named executive officer or principal shareholder has sole or shared voting or investment power and shares which such person has the right to acquire within 60 days of April 1, 2003. Unless otherwise indicated, the persons listed below have sole voting and investment powers of the shares beneficially owned. Management is not aware of any arrangements which may result in a change of control of Nevada Security Bank other than the proposed reorganization.

Beneficial Ownership	Amount and Nature of Beneficial Owner	Percent of Class(1)
Directors and Named Officers:
Edward Allison(2)	5,200	*
Robert Barone(3)	27,300	1.94%
Joseph Bourdeau(4)	9,500	*
Jack Buchold(5)	3,100	*
Jan Clark(6)	60,900	4.32%
Keith Capurro(7)	2,800	*
Edward Coppin(8)	15,000	1.07%
Leonard Detrick(9)	14,800	1.05%
David A. Funk(10)	3,100	*
Hal Giomi(11)	7,500	*
Jesse Haw(12)	12,300	*
James Mancuso(13)	3,300	*
Robert Walter(14)	8,500	*
Directors and Executive Officers as a Group (13 in all)(15)	173,300	12.00%
Principal Shareholders:
The Chipman First Family Limited Partnership(16)	106,000	7.53%
NAI Insurance Agency, Inc.(17)	139,860	9.95%
Wayne L. Prim, Trustee of Prim 1988 Revocable Trust(18)	139,860	9.95%
Warren Trepp(19)	116,000	8.24%

*
Less than one percent

(1)
Includes shares subject to options that are exercisable within 60 days of April 1, 2003. These are treated as issued and outstanding for the purpose of computing the percentage of each director and the directors and executive officers as a group, but not for the purpose of computing the percentage of class of any other person.

(2)
Mr. Allison has shared voting and investment power as to 400 of these shares. Includes 2,300 shares acquirable by the exercise of options.

(3)
Mr. Barone has shared voting and investment power as to 25,000 of these shares. Includes 2,300 shares acquirable by the exercise of options.

(4)
Mr. Bourdeau has shared voting and investment power as to 5,000 of these shares. Includes 4,500 shares acquirable by the exercise of options.

(5)
Mr. Buchold has shared voting and investment power as to 100 of these shares. Includes 3,000 shares acquirable by the exercise of options.

(6)
Mr. Clark has shared voting and investment power as to 14,600 of these shares. Includes 3,300 shares acquirable by the exercise of options.

(Footnotes continued on following page)

(7)
Includes 2,300 shares acquirable by the exercise of options.

(8)
Mr. Coppin has shared voting and investment power as to 200 of these shares. Includes 2,300 shares acquirable by the exercise of options.

(9)
Includes 2,300 shares acquirable by the exercise of options.

(10)
Includes 3,000 shares acquirable by the exercise of options.

(11)
Includes 4,500 shares acquirable by the exercise of options.

(12)
Mr. Haw has shared voting and investment power as to 10,000 of these shares. Includes 2,300 shares acquirable by the exercise of options.

(13)
Mr. Mancuso has shared voting and investment power as to 1,000 of these shares. Includes 2,300 shares acquirable by the exercise of options.

(14)
Mr. Walter has shared voting and investment power as 5,000 of these shares. Includes 3,500 shares acquirable by the exercise of options.

(15)
Includes 37,900 shares acquirable by the exercise of options.

(16)
The address of The Chipman First Family Limited Partnership is 5301 Longley Lane, H-115, Reno, Nevada 89511. Includes 1,000 shares acquirable by the exercise of options.

(17)
The address of NAI Insurance Agency, Inc. is 761 Northwood Blvd., Incline Village, Nevada 89451.

(18)
Mr. Prim's address is P.O. Box 12219, Zephyr Cove, Nevada 89448.

(19)
This amount includes 55,000 shares owned by Friendly Capital Partners, LP, of which Mr. Trepp is a 51% partner and 60,000 shares owned by the Fremont Trust dated 5/16/94, of which Mr. Trepp is trustee. Mr. Trepp's address is P.O. Box 4964, Incline Village, Nevada 89450. Includes 1,000 shares acquirable by the exercise of options.

Bank Holding Company Reorganization And Merger
Between Nevada Security Bank and NSB Merger Company

General

        Nevada Security Bank is asking its shareholders to consider and approve the plan of reorganization and merger agreement. Under the plan of reorganization and merger agreement, the business of Nevada Security Bank will be conducted as a wholly-owned subsidiary of The Bank Holdings. If the plan of reorganization and merger agreement is approved, the current shareholders of Nevada Security Bank will convert their shares of Nevada Security Bank's common stock for shares of The Bank Holdings's common stock on a one-for-one basis (other than perfected dissenting shares). Nevada Security Bank shareholders will not need to surrender or exchange their current share certificates. Rather, they will be deemed to represent shares of The Bank Holdings once the reorganization is completed. For accounting purposes, the transaction will be accounted for at historical cost whereby the assets and liabilities of the combining companies will be combined at their recorded amounts.

        The Board of Directors of Nevada Security Bank approved the plan of reorganization and merger agreement on April 17, 2003, and directed that the plan of reorganization and merger agreement be submitted to the shareholders of Nevada Security Bank. The Board of Directors of Nevada Security Bank recommends that the shareholders approve the plan of reorganization and merger agreement.

        The detailed terms and conditions of the reorganization are set forth in the plan of reorganization and merger agreement attached to this statement as Exhibit A. The statements made in this statement regarding the plan of reorganization and merger agreement are qualified in their entirety by the more detailed information appearing in the plan of reorganization and merger agreement.

Recommendation of Directors

        The Board of Directors of Nevada Security Bank has approved the terms and conditions of the plan of reorganization and merger agreement. The Board of Directors of Nevada Security Bank furthermore recommends that the shareholders of Nevada Security Bank approve the plan of reorganization and merger agreement.

Reasons for the Reorganization: Benefits of the Use of Holding
Company Form to the Shareholders of Nevada Security Bank

        As stated above, the Board of Directors of Nevada Security Bank has approved the plan of reorganization and merger agreement, believes that the reorganization is in the best interests of Nevada Security Bank and its shareholders, and recommends that the shareholders vote in favor of approval of the plan of reorganization and merger agreement.

        Management and the Board of Directors of Nevada Security Bank believe that the formation of a bank holding company, under which Nevada Security Bank will operate, will result in a more flexible entity for operations and growth.

        Management expects that The Bank Holdings will facilitate growth within the banking field and in areas related to banking, either by the creation of new subsidiaries or the acquisition of existing companies and banks. For example, in the event an opportunity for the acquisition of another bank were to develop, it might be desirable to maintain the separate existence of the other bank rather than merge it into Nevada Security Bank.

        The bank holding company structure will also provide a framework for restructuring certain of Nevada Security Bank's existing departments or subsidiaries into separate operating subsidiaries of The Bank Holdings, although no plans for restructuring are being considered at this time.

        Many major banking institutions in the United States and in Nevada have reorganized into bank holding companies and Nevada Security Bank's Board of Directors believes that the reorganization is desirable for Nevada Security Bank to maintain and enhance its competitive position.

Description of the Reorganization and Merger
between Nevada Security Bank and NSB Merger Company

        At the direction of the Board of Directors of Nevada Security Bank, management incorporated The Bank Holdings for the purpose of becoming a bank holding company under the laws of the State of Nevada. NSB Merger Company, which is wholly-owned by The Bank Holdings, was also organized as a Nevada corporation. The reorganization will be accomplished by merging Nevada Security Bank with NSB Merger Company. Upon completion of the reorganization, Nevada Security Bank will be the surviving entity and the name will remain Nevada Security Bank. Upon the completion date of the reorganization, the shares of capital stock of the respective parties to the plan of reorganization and merger agreement will be converted as follows:

  •
  Each share of Nevada Security Bank's outstanding common stock will be converted into one share of The Bank Holdings's common stock. Shareholders of Nevada Security Bank will be entitled, but are not required, to exchange their present share certificates for new certificates evidencing shares of The Bank Holdings's common stock. Until the certificates are exchanged, the certificates for shares of Nevada Security Bank's common stock after the reorganization will be deemed to represent shares of The Bank Holdings's common stock. Options to purchase shares of Nevada Security Bank's common stock will be assumed by The Bank Holdings with the same terms and conditions and for the same number of shares of The Bank Holdings's common stock. Notwithstanding the foregoing, shares of Nevada Security Bank common stock which are issued and outstanding immediately prior to the consummation of the transaction and which are held by shareholders who have not voted such shares in favor of adoption and approval of this Agreement and have properly exercised their dissenters' rights under N.R.S. 92A.300 ("Perfected Dissenting Shares") shall not be converted into or be exchangeable for shares of The Bank Holdings, but shall be entitled to receive such consideration as shall be determined pursuant to Nevada law; provided, however, that if any holder of such shares shall have failed to perfect or shall have effectively withdrawn or lost his or right to dissent and receive payment under Nevada law, such holder's shares shall thereupon be deemed to have been converted into shares of The Bank Holdings.

  •
  The shares of common stock of NSB Merger Company outstanding immediately prior to the reorganization will be converted into an equal number of shares of the surviving bank and be owned by The Bank Holdings.

  •
  The shareholders of Nevada Security Bank (other than those with Perfected Dissenting Shares) will become shareholders of The Bank Holdings. There are no anticipated changes in Nevada Security Bank's shareholders' relative equity ownership interest in Nevada Security Bank's assets. As shareholders of The Bank Holdings, Nevada Security Bank's shareholders will have essentially the same rights to govern that corporation's activities as they have with respect to Nevada Security Bank. However, as shareholders of The Bank Holdings, they will not be entitled to vote on matters requiring the approval of Nevada Security Bank's shareholders as The Bank Holdings will own 100 percent of Nevada Security Bank. Shareholders of The Bank Holdings will be entitled to vote on those matters affecting The Bank Holdings. A discussion of those rights is contained in the section entitled, "Bank Holding Company Reorganization and Merger Between Nevada Security Bank and NSB Merger Company—Comparison of Nevada Security Bank and The Bank Holdings: Analysis of Corporate Structures."

  •
  The Bank Holdings will adopt the Nevada Security Bank 2002 Stock Option Plan which will automatically, and without further action on the part of the shareholders, become the stock option plan of The Bank Holdings. All options previously granted will become an equal number of options to purchase shares of The Bank Holdings instead of shares of Nevada Security Bank. The Board of Directors of The Bank Holdings may grant further options to purchase common stock under the stock option plan, in accordance with the terms of the stock option plan.

        Upon the completion of the reorganization, the existing directors of Nevada Security Bank will serve as the directors of the surviving bank. The surviving bank will operate under the charter of Nevada Security Bank. The following four persons who currently serve as directors of Nevada Security Bank, are expected to serve as directors of The Bank Holdings after the reorganization:

Edward Allison	Edward Coppin
Joseph Bourdeau	Hal Giomi

Ratification and Approval of the Plan of Reorganization
and Merger Agreement: Effective Date

        Approvals of applications in connection with the proposed reorganization must be obtained from the Federal Reserve, the FDIC, and the Nevada Financial Institutions Division. Applications for the necessary approvals have been made, and are now pending before those regulatory agencies. If any of the above regulatory agencies should fail to give the required approval for this transaction within a reasonable time, the Board of Directors of Nevada Security Bank reserves the right, in its sole discretion, to terminate and cancel the plan of reorganization and merger agreement. It is presently contemplated that the completion date of the reorganization will be in the third quarter of 2003.

        Completion of the reorganization between Nevada Security Bank and NSB Merger Company is conditioned upon obtaining the required shareholder and regulatory approvals. Approval of the reorganization by Nevada Security Bank's shareholders can only be obtained if the affirmative vote of the holders of not less than a majority of the outstanding shares of Nevada Security Bank's common stock is obtained. The directors of Nevada Security Bank, NSB Merger Company and The Bank Holdings have approved the plan of reorganization and merger agreement. However, if any action, suit, or proceeding should be threatened or instituted with respect to the proposed reorganization, the Board of Directors of Nevada Security Bank reserves the right, in its sole discretion, to terminate the transaction at any time before the effective date. Also, if holders of more than 9.9 percent of the outstanding shares of the Bank's common stock vote against the merger or notify the bank prior to the shareholder meeting of their intent to dissent, the Board of Director of Nevada Security Bank must terminate the transaction.

        If the shareholders of Nevada Security Bank should fail to approve the plan of reorganization and merger agreement, or if the transaction is otherwise terminated as provided above, then the business of Nevada Security Bank shall continue to operate under the ownership of its existing shareholders as it has prior to the adoption of the plan of reorganization and merger agreement.

        It is estimated at this time that the total expenses of the reorganization are approximately $30,000.00, and these expenses will be borne appropriately by the respective parties.

        Should the plan of reorganization and merger agreement be terminated or canceled for any of the reasons set forth above or in the attached plan of reorganization and merger agreement, such termination or cancellation will not result in any liability on the part of Nevada Security Bank, The Bank Holdings, or any of their respective directors, officers, employees, agents or shareholders.

Federal Income Tax Consequences

        The plan of reorganization and merger agreement has been structured to qualify the reorganization as a tax free reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended. The Board of Directors of Nevada Security Bank has received a satisfactory opinion regarding the nontaxability of the proposed transaction.

        As the reorganization will be treated as a tax-free reorganization, it will have the following federal income tax consequences:

  •
  No gain or loss will be recognized by Nevada Security Bank or any of the other parties to the reorganization as a result of the reorganization.

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  No gain or loss will be recognized by the shareholders of Nevada Security Bank upon the exchange of their shares of Nevada Security Bank's common stock solely for shares of The Bank Holdings's common stock.

  •
  The basis and holding periods of the assets exchanged between the parties to the reorganization shall remain the same as those prior to the reorganization.

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  The basis of the shares of The Bank Holdings's common stock to be received by shareholders of Nevada Security Bank will be the same as the basis of the shares of Nevada Security Bank's common stock surrendered in exchange for the shares.

  •
  The holding period of the shares of The Bank Holdings's common stock to be received by shareholders of Nevada Security Bank will include the holding period of the shares of Nevada Security Bank's common stock surrendered in exchange for the shares, provided that such stock is held as a capital asset on the date of the completion of the reorganization.

  •
  The receipt of cash upon exercise of dissenters' rights by holders of Nevada Security Bank common stock will result in a gain or loss equal to the difference between such payment and the tax basis of their shares. Whether such gain or loss shall constitute a capital gain or loss for a particular shareholder will depend upon whether that shareholder's common stock is held as a capital asset at the date of the merger and whether the requirements of Section 302(b) of the Code are met with respect to that shareholder's exchange.

        Management cannot advise individual shareholders and prospective shareholders of the proper tax consequences or suggest the methods of reporting the reorganization. Each shareholder is advised to contact his or her accountant or tax counsel with respect to the reorganization and the means of reporting the transaction as well as regarding the state and local tax consequences which may or may not parallel the federal income tax consequences.

Dissenter's Rights

        Shareholders of the Bank who comply with the provisions of Chapter 92A of the Nevada Revised Statutes have the right to receive payment for their shares of common stock of Nevada Security Bank in lieu of receiving shares of common stock of The Bank Holdings. The following summary of the provisions of Chapter 92A is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to the full text of Chapter 92A, a copy of which is attached to this proxy statement/prospectus as Exhibit B. Under the terms of the plan of reorganization, if holders of more than 9.9 percent of the outstanding shares of the Bank's common stock vote against the merger or notify the bank prior to the shareholder meeting of their intent to dissent, the Board of Director of Nevada Security Bank must terminate the transaction.

        Shareholders of a Nevada corporation have the right, in certain circumstances, to dissent from certain corporate actions, including the consummation of a transaction such as the bank holding company reorganization set forth in the Plan of Reorganization and Merger Agreement. Shareholders who are entitled to dissent are also entitled to obtain payment in the amount of the fair value of their shares.

        Pursuant to section 92A.410 of the Nevada Revised Statutes, the notice of the shareholder meeting must state that the shareholders of the company are or may be entitled to dissenter's rights under Section 92A.300 to 92A.500 of those statutes and must be accompanied by a copy of those sections. Shareholders of Nevada Security Bank who wish to assert dissenter's rights must (1) deliver to Nevada Security Bank, before the vote is taken at the Annual Meeting, written notice of their intent to demand payment for their shares if the plan of reorganization is consummated, and (2) not vote their shares in favor of approval of the plan of reorganization. Shareholders who fail to satisfy these requirements will not be entitled to dissenter's rights. The Bank Holdings must send a written dissenter's notice within ten days of the effectuation of the plan of reorganization to all shareholders who satisfied these requirements. The notice must include: (1) a statement of where the demand for payment is to be sent and where and when share certificates for Nevada Security Bank common stock are to be deposited; (2) a statement informing the holders of Nevada Security Bank common stock not represented by certificates, if any, to what extent the transfer of such shares will be restricted after the demand for payment is received; (3) a form for demanding payment that requires shareholders asserting dissenter's rights to certify whether or not they acquired beneficial ownership of the shares before the date when the terms of the reorganization were announced to any news media or the shareholders; (4) a date by which the company must receive the demand for payment, which may not be less than 30 days or more than 60 days after the date of the dissenter's notice was delivered; and (5) a copy of Sections 92A.300 to 92A.500 of the Nevada Revised Statutes.

        Shareholders of Nevada Security Bank who wish to obtain payment for their shares of common stock must demand payment, certify whether they acquired beneficial ownership of the common stock before the date set forth in the dissenter's notice for this certification and deposit the certificates, if any, in accordance with the terms of the dissenter's notice. Shareholders for whom dissenter's rights are asserted will retain all other rights of a shareholder until those rights are canceled or modified by the reorganization. The Bank Holdings may restrict the transfer of any shares not represented by a certificate from the date the demand for payment is received. Pursuant to Section 92A.440, shareholders of Nevada Security Bank who fail to demand payment or deposit their certificates where required by the dates set forth in the dissenter's notice will not be entitled to payment for the shares.

        Pursuant to Section 92A.460 of the Nevada Revised Statutes, within 30 days of receipt of a demand for payment, The Bank Holdings will pay each dissenter who became a beneficial owner of its common stock prior to the announcement date and complied with the above requirements, the amount that The Bank Holdings estimates to be the fair value of the shares, plus accrued interest. The payment must be accompanied by: (a) The Bank Holdings's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any; (b) a statement of the company's estimate of the fair value of the shares; (c) an explanation of how the interest was calculated; (d) a statement of the dissenter's rights to demand payment under NRS 92A.480; and (e) a copy of NRS 92A.300 to 92A.500, inclusive.

        Pursuant to Section 92A.470 of the Nevada Revised Statutes, The Bank Holdings may elect to withhold payment from dissenters who became the beneficial owners of the shares of Nevada Security Bank common stock on or after the announcement date. After consummation of the reorganization, however, The Bank Holdings is required to estimate the fair value of such shares, plus accrued interest, and offer to pay this amount to each such dissenter in full satisfaction of demand. The Bank Holdings will send this offer with a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenter's rights to demand payment under Section 92A.480.

        Pursuant to Section 92A.480 of the Nevada Revised Statutes, dissenters who believe that the amount paid pursuant to Section 92A.460 or offered pursuant to Section 92A.470 is less than the full value of their shares or that the interest due is incorrectly calculated, may, within 30 days after The Bank Holdings made or offered payment for the shares, either (1) notify the company in writing of their own estimate of the fair value and the amount of interest due and demand payment thereof, less any payments already made under Sections 92A.460 or (2) reject the offer for payment made under Section 92A.470 and demand payment of the fair value of their shares and interest due.

        If a demand for payment remains unsettled, The Bank Holdings must commence a court proceeding within 60 days after receiving a demand and petition the court to determine the fair value of the shares of common stock and accrued interest. All dissenters whose demands remain unsettled would be made party to such a proceeding. Dissenters are entitled to a judgment for the fair value of their shares, plus accrued interest, less any payment made pursuant to Section 92A.460. The court would assess the costs of the proceedings against The Bank Holdings unless the court finds that all or some of the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment, in which case the court may assess the costs in the amount the court finds equitable against some or all of the dissenters. The court may also assess the fees and expenses of counsel and experts for the respective parties, in the amount the court finds equitable, against The Bank Holdings or the dissenters. If The Bank Holdings does not commence a proceeding within the 60 days period, it must pay each dissenter whose demand remains unsettled the amount demanded by them.

Comparison of Nevada Security Bank and The Bank Holdings:
Analysis of Corporate Structures

        The following chart constitutes a summarization of a comparison between Nevada Security Bank and The Bank Holdings. Reference should be made to the detailed explanations included in this statement, and this summary is qualified in its entirety by those detailed explanations.

Item	Nevada Security Bank Stock	The Bank Holdings Stock
Authorized and Outstanding	10,000,000 shares of common stock, $0.01 par value, with 1,405,930 shares outstanding as of May 15, 2003. 20,000,000 shares of preferred stock, $0.01 par value, with no shares outstanding as of May 15, 2003.	10,000,000 shares of common stock, $0.01 par value; total shares to be outstanding immediately prior to the reorganization is 100. 20,000,000 shares of preferred stock, $0.01 par value, no shares outstanding.
Voting Rights	One vote per share on all matters upon which shareholders have the right to vote.	One vote per share on all matters upon which shareholders have the right to vote.
Dividend Rights	As declared by the Board of Directors subject to the laws in the Nevada Banking Law and applicable federal law.	As declared by the Board of Directors subject to the laws in the Nevada General Corporation Law and applicable federal law.
Assessment	Nonassessable.	Nonassessable.
Liquidation Rights	Pro rata after payment of debts.	Pro rata after payment of debts.
Redemption	Nevada Security Bank may redeem its shares under restrictive conditions of the Nevada Revised Statutes.	The Bank Holdings may redeem its shares under restrictive conditions of the Nevada Revised Statutes
Preemptive Rights	None.	None.
Number of Directors	Fixed in accordance with the Bylaws.	Fixed in accordance with the Bylaws.

Authorized and Outstanding Stock

        Nevada Security Bank currently has an authorized capitalization of 10,000,000 shares of common stock, $0.01 par value and 20,000,000 shares of preferred stock, $0.01 par value. Of these authorized capital shares, 1,405,930 shares of Nevada Security Bank's common stock were issued and outstanding as of May 15, 2003, and 281,166 shares of Nevada Security Bank's common stock were reserved for issuance upon exercise of options under Nevada Security Bank's 2002 Stock Option Plan. No shares of preferred stock were issued or outstanding on that date.

        The Bank Holdings has an authorized capitalization of 10,000,000 shares of common stock, $0.01 par value and 20,000,000 shares of preferred stock, $0.01 par value. Of these authorized capital shares,

100 shares of The Bank Holdings common stock and no shares of preferred stock were issued and outstanding as of May 15, 2003.

Voting Rights

        All voting rights are vested in the holders of common stock of Nevada Security Bank and The Bank Holdings, each share being entitled to one vote.

Dividend Rights

        Holders of Nevada Security Bank common stock are entitled to dividends legally available therefor, when and as declared by Nevada Security Bank's Board of Directors. Under Nevada law, a bank cannot declare a dividend or make a distribution of its net profits until (a) the bank's surplus fund equals its initial stockholders' equity (excluding the amount of the initial surplus fund) and (b) ten percent of the previous year's net profits have been carried to the surplus fund. Additionally, no distribution may be made if it would result in the bank's stockholders' equity (including the reserve for loan losses) being less than 6% of the bank's average total daily deposit liabilities for the preceding 60 days or if it would reduce the stockholders' equity below the initial stockholders' equity or below minimum applicable regulatory capital requirements under federal law.

        Also, under Nevada law applicable to the Nevada Security Bank, and to Nevada corporations generally, no distribution may be made if, after giving effect to it, the corporation would be unable to pay its debts as they become due in the usual course of business or the sum of the corporation's assets would be less than the sum of its liabilities plus the amount (if any) that would be needed to satisfy the rights of holders of any preferred stock of the corporation, assuming the corporation were to be dissolved at the time of the distribution.

        Stock dividends are not subject to the Nevada law restrictions or distributions, as described above, because a corporation's assets, liabilities and total stockholders' equity do not change as a result of the stock dividend.

        In addition, under the Financial Institutions Supervisory Act of 1966, as amended, the FDIC also has the authority and general enforcement powers to prohibit a bank from engaging in practices which the FDIC considers to be unsafe or unsound. It is possible, depending upon the financial condition of Nevada Security Bank and other factors, that the FDIC could assert that the payment of dividends or other payments might under some circumstances be such an unsafe or unsound practice and thereby prohibit such payment. The Federal Deposit Insurance Corporation Improvement Act of 1991 further prohibits a bank from paying a dividend if the dividend payment would result in the bank failing to meet any of its minimum capital requirements.

        The shareholders of The Bank Holdings will be entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available for the payment of dividends, as provided in the Nevada Revised Statutes, as described above. In certain circumstances, The Bank Holdings may be required to obtain the prior approval of the Federal Reserve Board to make capital distributions to shareholders of The Bank Holdings.

Assessment of Shares

        Shares of Nevada Security Bank are not subject to assessment and shares of The Bank Holdings also will not be subject to assessment.

Liquidation Rights

        The holders of Nevada Security Bank common stock are entitled to share equally in Nevada Security Bank's assets legally available for distribution in the event of liquidation or dissolution.

Similarly, holders of The Bank Holdings common stock will have a pro rata right to participate in its assets legally available for distribution in the event of liquidation or dissolution.

Preemptive Rights

        The holders of Nevada Security Bank's common stock do not have preemptive rights to subscribe to any additional shares of Nevada Security Bank's common stock being issued. The holders of The Bank Holdings's common stock also will not have preemptive rights to subscribe to any additional shares of The Bank Holdings's common stock being issued. Therefore, shares of The Bank Holdings's common stock or other securities may be offered in the future to the investing public or to shareholders at the discretion of The Bank Holdings's Board of Directors.

Directors

        Nevada Security Bank's Bylaws authorize its Board of Directors or shareholders to designate the number of directors at any number from 7 to 19 with certain limitations, and The Bank Holdings's Bylaws authorize its Board of Directors or shareholders to designate the number of directors at any number from 3 to 15.

Corporate Operation and Management

        The Articles of Incorporation and Bylaws of Nevada Security Bank and of The Bank Holdings are substantially similar in all material provisions, except with respect to provisions in Nevada Security Bank's Articles of Incorporation and Bylaws required by the Nevada Revised Statutes which are applicable only to banks.

Operations Under The Bank Holdings

Organization

        The Bank Holdings was organized and incorporated under the laws of the State of Nevada on January 17, 2003, at the direction of the Board of Directors of Nevada Security Bank for the purpose of becoming a bank holding company to acquire all of the outstanding capital stock of Nevada Security Bank. The principal location of The Bank Holdings and its operations will be at the administrative offices of Nevada Security Bank located at 9990 Double R Boulevard, Reno, Nevada 89521.

        In order to effect the reorganization and to initially capitalize The Bank Holdings, Pacific Coast Bankers' Bank, San Francisco, California loaned $125,000 to The Bank Holdings, payable with interest. In addition, Mr. Hal Giomi has purchased 100 shares of the common stock of The Bank Holdings at an aggregate purchase price of $150 for an aggregate funding of $125,150. Upon the completion of the reorganization, the loan will be repaid and the 100 shares of The Bank Holdings's common stock will be repurchased and canceled by The Bank Holdings for the sum of $150. Presently, 100 shares of The Bank Holdings's common stock are outstanding, and The Bank Holdings will have no additional stock issued until after the shareholders of Nevada Security Bank have approved the plan of reorganization and merger agreement and the reorganization is completed.

Management and Directors of The Bank Holdings

        The present Board of Directors of The Bank Holdings is composed of four of the current directors of Nevada Security Bank, and consists of the following individuals:

Edward Allison	Edward Coppin
Joseph Bourdeau	Hal Giomi

        Upon completion of the reorganization, the business of Nevada Security Bank will be conducted as a subsidiary of The Bank Holdings, and will be carried on with the same directors, officers, personnel, property and name as before the transaction. The Bank Holdings will not pay its executive officers any amounts in addition to the amounts they receive as executive officers of Nevada Security Bank.

        The following directors and officers of Nevada Security Bank have agreed to serve as the initial directors and officers of The Bank Holdings:

Name	Position with Nevada Security Bank	Position with The Bank Holdings
Edward Allison	Chairman of the Board and Director	Vice Chairman and Director
Joseph Bourdeau	Director and Senior Executive Vice President	President and Director
Jack Buchold	Executive Vice President and Chief Financial Officer	Chief Financial Officer
Edward Coppin	Director	Secretary and Director
Hal Giomi	Director and Chief Executive Officer	Chairman, Chief Executive Officer and Director

        The business of Nevada Security Bank will be carried on after the reorganization, with the same officers, employees and properties, and The Bank Holdings directors shall serve until their successors have been duly elected and qualified at The Bank Holdings next annual meeting of shareholders.

Supervision and Regulation of The Bank Holdings

        Upon completion of the reorganization, The Bank Holdings will become a bank holding company within the meaning of the Bank Holding Company Act, and will become subject to the supervision and regulation of the Federal Reserve Board. A notice application for prior approval to become a bank holding company has been filed by The Bank Holdings with the Federal Reserve Board.

        As a bank holding company, The Bank Holdings will be required to register with the Federal Reserve Board within 180 days after the reorganization is completed, and, thereafter, to file annual reports and other information concerning its business operations and those of its subsidiaries as the Federal Reserve Board may require. The Federal Reserve Board also has the authority to examine The Bank Holdings and each of its respective subsidiaries, as well as any arrangements between The Bank Holdings and any of its respective subsidiaries, with the cost of any such examination to be borne by The Bank Holdings.

        In the future, The Bank Holdings will be required to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of voting securities of any bank if, after giving effect to such acquisition, The Bank Holdings would own or control more than 5 percent of the voting shares of such bank.

        A bank holding company and its subsidiaries are also prohibited from engaging in certain tie-in arrangements in connection with extensions of credit, leases, sales, or the furnishing of services. For example, Nevada Security Bank will generally be prohibited from extending credit to a customer on the condition that the customer also obtain other services furnished by The Bank Holdings, or any of its subsidiaries, or on the condition that the customer promise not to obtain financial services from a competitor. The Bank Holdings and its subsidiaries will also be subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

        The Bank Holdings and any subsidiaries which it may acquire or organize after the reorganization will be deemed affiliates of Nevada Security Bank within the meaning of the Federal Reserve Act. Loans by Nevada Security Bank to affiliates, investments by Nevada Security Bank in affiliates' stock, and taking affiliates' stock by Nevada Security Bank as collateral for loans to any borrower will be limited to 10 percent of Nevada Security Bank's capital, in the case of each affiliate, and 20 percent of Nevada Security Bank's capital, in the case of all affiliates. In addition, these transactions must be on terms and conditions that are consistent with safe and sound banking practices and, in particular, a bank and its subsidiaries generally may not purchase from an affiliate a low-quality asset, as that term is defined in the Federal Reserve Act. Such restrictions also prevent a bank holding company and its other affiliates from borrowing from a banking subsidiary of the bank holding company unless the loans are secured by marketable collateral of designated amounts.

        A bank holding company is also prohibited from itself engaging in or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company engaged in nonbanking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board by order or regulation to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making these determinations, the Federal Reserve Board considers whether the performance of such activities by a bank holding company or a bank holding company subsidiary would offer advantages to the public which outweigh possible adverse effects.

        Federal Reserve Regulation Y sets out those activities which are regarded as closely related to banking or managing or controlling banks, and thus, are permissible activities that may be engaged in by bank holding companies subject to approval in certain cases by the Federal Reserve Board. The Gramm-Leach-Bliley Act ("GLBA") allows for a new type of bank holding company under the Bank Holding Company Act. The new bank holding company is allowed to engage in insurance and securities underwriting, merchant banking and insurance company portfolio investment activities. GLBA also allows bank holding companies to engage in any activity considered "financial" in nature or incidental to such financial activities.

        Although The Bank Holdings has no present plans, agreements or arrangements to engage in any nonbanking activities, The Bank Holdings may consider in the future engaging in one or more of the above activities, subject to the approval of the Federal Reserve Board.

        Directors, executive officers, and principal shareholders of The Bank Holdings will be subject to restrictions on the sale of their The Bank Holdings stock under Rule 144 as promulgated under the Securities Act of 1933.

Indemnification of The Bank Holdings's
Directors and Officers

        The Bank Holdings's Articles of Incorporation and Bylaws provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by Nevada law. The indemnification law of the State of Nevada generally allows indemnification, in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter had no reasonable cause to believe the conduct of such person was unlawful. Nevada law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: amounts paid in settling or otherwise disposing of a pending action without court approval; expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; or matters which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified.

        The Bylaws provide that The Bank Holdings will indemnify its directors, officers and employees and that such right to indemnification shall be a contract right. The Bylaws also provide that The Bank Holdings may purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not The Bank Holdings would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of the Bylaws.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling The Bank Holdings pursuant to the foregoing, The Bank Holdings has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

NSB Merger Company

General Background

        At the direction of the Board of Directors of Nevada Security Bank, NSB Merger Company was incorporated on January 16, 2003. It was organized to facilitate the reorganization. On the date of the reorganization, Nevada Security Bank will merge with NSB Merger Company, with Nevada Security Bank as the surviving entity.

Initial Capitalization

        NSB Merger Company was initially capitalized through the purchase of 100 shares of its common stock by The Bank Holdings for an aggregate sum of $100.00. The 100 shares of capital stock of NSB Merger Company issued and outstanding immediately prior to the date of reorganization shall be converted into and exchanged by The Bank Holdings for 100 shares of Nevada Security Bank common stock. NSB Merger Company will disappear and all of the outstanding shares of Nevada Security Bank common stock will be owned by The Bank Holdings.

Nevada Security Bank

General

        Nevada Security Bank was incorporated under the laws of the State of Nevada on February 26, 2001, and was licensed by the Commissioner of Financial Institutions and commenced operations as a Nevada state-chartered bank on December 27, 2001.

Bank Services

        As an independent community commercial bank, Nevada Security Bank offers a full range of consumer and commercial banking services primarily to the business and professional community and individuals located in Washoe County. In March 2003 Nevada Security Bank opened a loan production office in Rancho Cordova, California.

        Nevada Security Bank offers a wide range of deposit instruments including personal and business checking accounts and savings accounts, interest-bearing negotiable order of withdrawal accounts, money market accounts and time certificates of deposit. Most of Nevada Security Bank's deposits are attracted from individuals and from small and medium-sized business-related sources.

        Nevada Security Bank also engages in a full complement of lending activities, including real estate mortgage, commercial and industrial, real estate construction, as well as agricultural and consumer loans, with particular emphasis on short and medium-term obligations. Nevada Security Bank's loan portfolio is not concentrated in any one industry, although approximately 78% of Nevada Security

Bank's loans are secured by real estate. A loan may be secured (in whole or in part) by real estate even though the purpose of the loan is not to facilitate the purchase or development of real estate. At March 31, 2003, Nevada Security Bank had loans (net of unearned fees) outstanding of $35 million, which represented approximately 43% of Nevada Security Bank's total deposits and approximately 37% of its total assets.

        Real estate mortgage loans are secured by deeds of trust primarily on commercial property. Repayment of real estate mortgage loans is generally from the cash flow of the borrower. Commercial and industrial loans have a high degree of industry diversification. A substantial portion of the commercial and industrial loans are secured by accounts receivable, inventory, leases or other collateral. The remainder are unsecured; however, extensions of credit are predicated on the financial capacity of the borrower. Repayment of commercial loans is generally from the cash flow of the borrower. Real estate construction loans consist of loans to residential contractors which are secured by single family residential properties. All real estate loans have established equity requirements. Repayment of real estate construction loans is generally from long-term mortgages with other lending institutions. At March 31, 2003 real estate mortgage loans, commercial and industrial loans and real estate construction loans constituted approximately 5%, 15% and 37%, respectively, of Nevada Security Bank's total loan portfolio.

        In the normal course of business, Nevada Security Bank makes various loan commitments and incurs certain contingent liabilities. At March 31, 2003, these financial instruments included commitments to extend credit of $18 million. Of the $18 million in loan commitments outstanding at March 31, 2003, $16 million were on loans with maturities of one year or less. Due to the nature of the business of Nevada Security Bank's customers, there are no seasonal patterns or absolute predictability to the utilization of unused loan commitments; therefore Nevada Security Bank is unable to forecast the extent to which these commitments will be exercised within the current year. Nevada Security Bank does not believe that any such utilization will constitute a material liquidity demand.

        In addition to the loan and deposit services discussed above, Nevada Security Bank also offers a wide range of specialized services designed to attract and service the needs of commercial customers and account holders. These services include credit cards, cashier's checks, traveler's checks, money orders, and foreign drafts. Nevada Security Bank does not operate a trust department; however, it has made an arrangement with a private trust company to offer trust services to its customers on request. Most of Nevada Security Bank's business originates from within Washoe County. Neither Nevada Security Bank's business or liquidity is seasonal, and there has been no material effect upon Nevada Security Bank's capital expenditures, earnings or competitive position as a result of federal, state or local environmental regulation.

Employees

        At April 1, 2003, Nevada Security Bank employed 30 persons on a full-time equivalent basis. Nevada Security Bank believes its employee relations are excellent.

Properties

        Nevada Security Bank operates from two locations, the principal location being 9990 Double R Boulevard, Reno, Nevada, where the administrative functions and regular branch activities of the bank occur.

        Nevada Security Bank leases the first floor space of this free-standing facility under an agreement dated October 2, 2001, which notes the use of approximately 9,300 square feet for a ten-year term beginning at the issuance of a certificate of occupancy. Nevada Security Bank took possession on December 6, 2002 and may extend the lease for four, five-year periods if not in default under the terms of the agreement at each renewal period. The lease payment under this agreement is approximately

$9,600 per month with annual escalations for each of the first four years; beginning in year five there is a fixed annual escalation of 2.5%.

        Nevada Security Bank's Incline Village branch office operates in approximately 4,200 square feet in an office at the northeast end of the Raley's Shopping Center located at 910 Tahoe Boulevard, Incline Village, Nevada. Nevada Security Bank took possession on March 6, 2003 under a five-year lease dated February 26, 2001 that contains two renewal periods of five years each if the bank is not in default under the terms of the lease at each renewal period. The lease payment under this agreement is approximately $6,600 per month with annual consumer price index (CPI) adjustments.

        In addition, Nevada Security Bank recently opened a loan production office in Rancho Cordova, California, to facilitate the growth of SBA loans serving the needs of the northern California and northern Nevada markets. This facility operates in approximately 900 square feet in Suites 209/212 within a two story office building located at 2893 Sunrise Boulevard, Rancho Cordova, California 95742. Nevada Security Bank took possession on March 15, 2003 under a thirteen month lease dated February 28, 2003 which contains one renewal period of one year if the bank is not in default under the terms of the agreement at the renewal period. The lease payment under this agreement is approximately $1,100 per month.

        Nevada Security Bank's total occupancy expense for the year ended December 31, 2002, was approximately $564,000. Management believes that its existing facilities are adequate for its present purposes and anticipated growth in the foreseeable future.

Legal Proceedings

        From time to time, Nevada Security Bank is a party to claims and legal proceedings arising in the ordinary course of business. Nevada Security Bank's management is not aware of any material pending litigation proceedings to which it is a party or has recently been a party to, which will have a material adverse effect on the financial condition or results of operations of Nevada Security Bank.

Competition

        The banking business in Nevada generally, and in the market areas served by Nevada Security Bank specifically, is highly competitive with respect to both loans and deposits. Nevada Security Bank competes for loans and deposits with other commercial banks, savings and loan associations, finance companies, money market funds, credit unions and other financial institutions, including a number that are much larger than Nevada Security Bank. As of June 30, 2002, the most recent date for which data is available from the FDIC, there were 67 banking offices, including 36 offices of 3 major chain banks (Bank of America, US Bank and Wells Fargo), operating within Nevada Security Bank's primary market areas in Washoe County. There has been increased competition for deposit and loan business over the last several years as a result of deregulation. Many of the major commercial banks operating in Nevada Security Bank's market areas offer certain services, such as trust and international banking services, which Nevada Security Bank does not offer directly. Additionally, banks with larger capitalization have larger lending limits and are thereby able to serve larger customers.

        In addition to competition from insured depository institutions, principal competitors for deposits and loans have been mortgage brokerage companies, insurance companies, brokerage houses, credit card companies and even retail establishments offering investment vehicles such as mutual funds, annuities and money market funds, as well as traditional bank-like services such as check access to money market funds, or cash advances on credit card accounts.

        In order to compete with the other financial institutions in its principal marketing area, Nevada Security Bank relies principally upon local promotional activities, personal contacts by its officers, directors and employees, and close connections with its community.

Supervision and Regulation of Nevada Security Bank

        General:    Nevada Security Bank, as a Nevada state-chartered non-member bank whose deposits are insured by the FDIC up to the maximum legal limits thereof, is subject to regulation, supervision and regular examination by the Nevada Financial Institutions Division and the FDIC. The regulations of these various agencies govern most aspects of Nevada Security Bank's business, including required reserves on deposits, investments, loans, certain of their check clearing activities, issuance of securities, payment of dividends, branching and numerous other matters. As a consequence of the extensive regulation of commercial banking activities in Nevada and the United States, Nevada Security Bank's business is particularly susceptible to changes in Nevada and federal legislation and regulations which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition.

        Impact of Monetary Policies:    Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by Nevada Security Bank on its deposits and its other borrowings and the interest received by Nevada Security Bank on loans extended to its customers and securities held in its portfolio, comprises the major portion of Nevada Security Bank's earnings. These rates are highly sensitive to many factors which are beyond the control of Nevada Security Bank. Accordingly, the earnings and growth of Nevada Security Bank are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

        The earnings and growth of Nevada Security Bank are affected not only by general economic conditions, both domestic and international, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy such as seeking to curb inflation and combat recession, by its open market operations in U.S. Government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and by varying the discount rates applicable to borrowings by banks from the Federal Reserve System. The actions of the Federal Reserve Board influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact that future changes in fiscal or monetary policies or economic controls may have on Nevada Security Bank's business and earnings cannot be predicted. In addition, adverse economic conditions could make a higher provision for loan losses a prudent course and could cause higher loan charge-offs, thus adversely affecting Nevada Security Bank's net income.

  Recent Legislation and Other Changes:

        From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, in the Nevada legislature and before various bank regulatory agencies. Certain of the potentially significant changes which have been enacted recently and others which are currently under consideration by Congress or various regulatory agencies are discussed below.

        Sarbanes-Oxley Act.    During July, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The purpose of the Sarbanes-Oxley Act is to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes.

        The Sarbanes-Oxley Act amends the Securities Exchange Act of 1934 to prohibit a registered public accounting firm from performing specified nonaudit services contemporaneously with a mandatory audit. The Sarbanes-Oxley Act also vests the audit committee of an issuer with responsibility for the appointment, compensation, and oversight of any registered public accounting firm employed to perform audit services. It requires each committee member to be a member of the board of directors of the issuer, and to be otherwise independent. The Sarbanes-Oxley Act further requires the chief executive officer and chief financial officer of an issuer to make certain certifications as to each annual or quarterly report.

        In addition, the Sarbanes-Oxley Act requires officers to forfeit certain bonuses and profits under certain circumstances. Specifically, if an issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer as a result of misconduct with any financial reporting requirement under the securities laws, the chief executive officer and chief financial officer of the issuer shall be required to reimburse the issuer for (1) any bonus or other incentive-based or equity-based compensation received by that person from the issuer during the 12-month period following the first public issuance or filing with the SEC of the financial document embodying such financial reporting requirement; and (2) any profits realized from the sale of securities of the issuer during that 12-month period.

        The Sarbanes-Oxley Act also instructs the SEC to require by rule:

  •
  disclosure of all material off-balance sheet transactions and relationships that may have a material effect upon the financial status of an issuer; and

  •
  the presentation of pro forma financial information in a manner that is not misleading, and which is reconcilable with the financial condition of the issuer under generally accepted accounting principles.

        The Sarbanes-Oxley Act also prohibits insider transactions in the company's stock during lock out periods of the company's pension plans, and any profits on such insider transactions are to be disgorged. In addition, there is a prohibition of company loans to its executives, except in certain circumstances. The Sarbanes-Oxley Act also provides for a mandated internal control report and assessment with the annual report and an attestation and a report on such report by the company's auditor. The SEC also requires the company to issue a code of ethics for senior financial officers of the company. Further, the Sarbanes-Oxley Act adds a criminal penalty of fines and imprisonment of up to 10 years for securities fraud.

        Regulation W.    The FRB on October 31, 2002 approved a final Regulation W that comprehensively implements sections 23A and 23B of the Federal Reserve Act. Sections 23A and 23B and Regulation W restrict loans by a depository institution to its affiliates, asset purchases by a depository institution from its affiliates, and other transactions between a depository institution and its affiliates. Regulation W unifies in one public document the FRB's interpretations of sections 23A and 23B. Regulation W has an effective date of April 1, 2003.

        Regulatory Capital Treatment of Equity Investments.    In December of 2001 and January of 2002, the OCC, the FRB and the FDIC adopted final rules governing the regulatory capital treatment of equity investments in nonfinancial companies held by banks, bank holding companies and financial holding companies. The final rules became effective on April 1, 2002. The new capital requirements apply symmetrically to equity investments made by banks and their holding companies in nonfinancial companies under the legal authorities specified in the final rules. Among others, these include the merchant banking authority granted by the Gramm-Leach-Bliley Act and the authority to invest in small business investment companies ("SBICs") granted by the Small Business Investment Act. Covered equity investments will be subject to a series of marginal Tier 1 capital charges, with the size of the charge increasing as the organization's level of concentration in equity investments increases. The highest marginal charge specified in the final rules requires a 25 percent deduction from Tier 1 capital for covered investments that aggregate more than 25 percent of an organization's Tier 1 capital. Equity investments through SBICs will be exempt from the new charges to the extent such investments, in the aggregate, do not exceed 15 percent of the banking organization's Tier 1 capital. The new charges would not apply to individual investments made by banking organizations prior to March 13, 2000.

Grandfathered investments made by state banks under section 24(f) of the Federal Deposit Insurance Act also are exempted from coverage.

        USA Patriot Act.    The terrorist attacks in September, 2001, have impacted the financial services industry and led to federal legislation that attempts to address certain issues involving financial institutions. On October 26, 2001, President Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

        Part of the USA Patriot Act is the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 ("IMLA"). IMLA authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to banks, bank holding companies, and/or other financial institutions. These measures may include enhanced recordkeeping and reporting requirements for certain financial transactions that are of primary money laundering concern, due diligence requirements concerning the beneficial ownership of certain types of accounts, and restrictions or prohibitions on certain types of accounts with foreign financial institutions.

        Among its other provisions, IMLA requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign banks; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, IMLA contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. IMLA expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours. IMLA also amends the BHCA and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application under these acts. IMLA became effective July 23, 2002.

        Merchant Banking Investments.    The FRB and the Secretary of the Treasury in January 2001 jointly adopted a final rule governing merchant banking investments made by financial holding companies. The rule implements provisions of the Gramm-Leach-Bliley Act discussed below that permit financial holding companies to make investments as part of a bona fide securities underwriting or merchant or investment banking activity. The rule provides that a financial holding company may not, without FRB approval, directly or indirectly acquire any additional shares, assets or ownership interests or make any additional capital contribution to any company the shares, assets or ownership interests of which are held by the financial holding company subject to the rule if the aggregate carrying value of all merchant banking investments held by the financial holding company exceeds:

  •
  30 percent of the Tier 1 capital of the financial holding company, or

  •
  after excluding interests in private equity funds, 20 percent of the Tier 1 capital of the financial holding company.

        A separate final rule will establish the capital charge of merchant banking investments for the financial holding company.

        Gramm-Leach-Bliley Act.    In November 1999, the Gramm-Leach-Bliley Act, or the GLB Act, became law, significantly changing the regulatory structure and oversight of the financial services industry. Effective March 11, 2000, the GLB Act repealed the provisions of the Glass-Steagall Act that restricted banks and securities firms from affiliating. It also revised the Bank Holding Company Act to permit a "qualifying" bank holding company, called a financial holding company, to engage in a full range of financial activities, including banking, insurance, securities, and merchant banking activities. It also permits qualifying bank holding companies to acquire many types of financial firms without the FRB's prior approval.

        The GLB Act thus provides expanded financial affiliation opportunities for existing bank holding companies and permits other financial services providers to acquire banks and become bank holding companies without ceasing any existing financial activities. Previously, a bank holding company could only engage in activities that were "closely related to banking." This limitation no longer applies to bank holding companies that qualify to be treated as financial holding companies. To qualify as a financial holding company, a bank holding company's subsidiary depository institutions must be well-capitalized, well-managed and have at least a "satisfactory" Community Reinvestment Act examination rating. "Nonqualifying" bank holding companies are limited to activities that were permissible under the Bank Holding Company Act as of November 11, 1999.

        Also effective on March 11, 2000, the GLB Act changed the powers of national banks and their subsidiaries, and made similar changes in the powers of state banks and their subsidiaries. National banks may now underwrite, deal in and purchase state and local revenue bonds. A subsidiary of a national bank may now engage in financial activities that the bank cannot itself engage in, except for general insurance underwriting and real estate development and investment. In order for a subsidiary of a national bank to engage in these new financial activities, the national bank and its depository institution affiliates must be "well capitalized," have at least "satisfactory" general, managerial and Community Reinvestment Act examination ratings, and meet other qualification requirements relating to total assets, subordinated debt, capital, risk management, and affiliate transactions. Subsidiaries of state banks can exercise the same powers as national bank subsidiaries if they satisfy the same qualifying rules that apply to national banks, except that state-chartered banks do not have to satisfy the statutory managerial and debt rating-requirements of national banks.

        The GLB Act also reformed the overall regulatory framework of the financial services industry. In order to implement its underlying purposes, the GLB Act preempted state laws that would restrict the types of financial affiliations that are authorized or permitted under the GLB Act, subject to specified exceptions for state insurance laws and regulations. With regard to securities laws, effective May 12, 2001, the GLB Act removed the blanket exemption for banks from being considered brokers or dealers under the Securities Exchange Act of 1934 and replaced it with a number of more limited exemptions. Thus, previously exempted banks may become subject to the broker-dealer registration and supervision requirements of the Securities Exchange Act of 1934. The exemption that prevented bank holding companies and banks that advise mutual funds from being considered investment advisers under the Investment Advisers Act of 1940 was also eliminated.

        Separately, the GLB Act imposes customer privacy requirements on any company engaged in financial activities. Under these requirements, a financial company is required to protect the security and confidentiality of customer nonpublic personal information. Also, for customers that obtain a financial product such as a loan for personal, family or household purposes, a financial company is required to disclose its privacy policy to the customer at the time the relationship is established and annually thereafter, including its policies concerning the sharing of the customer's nonpublic personal information with affiliates and third parties. If an exemption is not available, a financial company must provide consumers with a notice of its information sharing practices that allows the consumer to reject the disclosure of its nonpublic personal information to third parties. Third parties that receive such information are subject to the same restrictions as the financial company on the reuse of the information. Finally, a financial company is prohibited from disclosing an account number or similar item to a third party for use in telemarketing, direct mail marketing or other marketing through electronic mail.

        It is impossible to predict what effect the enactment of certain of the above-mentioned legislation will have on Nevada Security Bank and on the financial institutions industry in general. Moreover, it is likely that other bills affecting the business of banks may be introduced in the future by the United States Congress or Nevada legislature.

Capital Ratios

        As of March 31, 2003, Nevada Security Bank's leverage ratio was 13.32%, its Tier 1 risk-based capital ratio was 20.49%, and its total risk-based capital ratio was 21.18%. Based upon these capital ratios and Nevada Security Bank's standing with the FDIC, Nevada Security Bank is considered a well capitalized institution.

Selected Financial Information

        The following table sets forth selected historical consolidated financial data, including per share information, for Nevada Security Bank as of March 31, 2003, December 31, 2002, and the period from opening, December 27, 2001 through December 31, 2001. The following information should be read in conjunction with the consolidated financial statements of Nevada Security Bank and the notes to such statements.

		As of December 31,
	As of March 31, 2003
		2002	2001
Income Statement Summary
Interest Income	$975,938	$1,948,148	$218,150
Interest Expense	348,200	759,562	3,991
Net interest income before provision for loan losses	627,738	1,188,586	214,159
Provision for loan losses	90,000	220,000	0
Non interest income	329,023	77,370	0
Non-interest expense	923,759	2,810,548	782,750
Income before provision for income taxes	(56,998)	(1,764,592)	(568,591)
Provision for income taxes	0	0	0
Net Loss	$(56,998)	$(1,764,592)	$(568,591)
Balance Sheet Summary End of Period Noted
Assets	$93,815,402	$79,676,370	$14,344,279
Earning assets	$89,392,470	$75,002,475	$13,320,000
Loans, gross	$35,531,456	$25,005,289	$0
Deposits	$81,935,054	$67,270,221	$757,320
Stockholders' equity	$11,538,495	$11,995,205	$13,442,908
Shares Outstanding	1,405,930	1,405,930	1,405,830
Average
Assets	$87,280,912	$46,902,692	$196,497
Earning Assets	$82,093,662	$42,434,842	$182,466
Loans	$29,160,896	$8,318,384	$0
Deposits	$74,796,431	$34,209,344	$10,374
Stockholders' Equity	$11,756,175	$12,519,329	$184,149
Shares Outstanding	1,405,930	1,405,838	1,405,830
Per Share Data
Net Loss	$(0.04)	$(1.26)	$(0.40)
Book Value	$8.21	$8.53	$9.56
Weighted Average Common Shares Outstanding, Basic	1,405,930	1,405,838	1,405,830

Performance Ratios
Return on average assets(1)	-0.07%	-3.76%	-289.36%
Return on average stockholders' equity(2)	-0.48%	-14.09%	-308.77%
Average equity to average assets	13.47%	26.69%	93.72%
Efficiency ratio	96.55%	222.01%	365.50%
Net interest margin(3)	3.06%	2.80%	0.00%
Non-interest revenue to total revenue	25.21%	3.82%	0.00%
Asset Quality
Allowance for loan losses	$310,000	$220,000	$0
Non-performing loans	$0	$0	$0
Non-performing assets	$0	$0	$0
Net charge-offs (recoveries)	$0	$0	$0
Allowance for loan losses to loans	0.87%	0.88%	0.00%
Non-performing assets to total assets	0.00%	0.00%	0.00%
Net charge-off (recoveries) to average loans	0.00%	0.00%	0.00%
Capital Ratios
Risk based capital ratio	21.18%	23.31%	1,945.44%
Tier 1 capital to risk-weighted assets	20.49%	22.76%	1,945.44%
Leverage ratio	13.32%	15.17%	587.54%

(1)
Net income divided by average total assets.

(2)
Net income divided by average shareholders' equity.

(3)
Represents net interest as a percentage of average interest-earning assets.

Price Range of Nevada Security Bank's Common Stock

        The shares of Nevada Security Bank are not listed on a national exchange, and there is no established public market for Nevada Security Bank common stock. To the Bank's knowledge, there have been no trades of Nevada Security Bank's common stock since the initial issuance in 2001.

Dividends

        Nevada Security Bank has paid no cash dividends since inception. The payment of dividends in the future is subject to the discretion of the Board of Directors of Nevada Security Bank and will depend on Nevada Security Bank's earnings, financial condition and other relevant factors, including applicable regulatory orders and restrictions with respect to dividends. If the reorganization is approved, dividends to shareholders may be paid by The Bank Holdings. The payment of cash dividends by The Bank Holdings in the future is subject to the discretion of the Board of Directors of The Bank Holdings and will depend on Nevada Security Bank paying a cash dividend to The Bank Holdings. Nevada Security Bank's ability to pay a cash dividend to The Bank Holdings will depend on Nevada Security Bank's earnings, financial condition and other relevant factors, including applicable regulatory orders and restrictions with respect to dividends. No cash dividends by The Bank Holdings are expected to be paid in the immediate future.

Unaudited Pro Forma Capitalization

        The following table sets forth the unaudited actual capitalization of Nevada Security Bank at March 31, 2003, the proposed capitalization of NSB Merger Company and The Bank Holdings immediately prior to completion of the reorganization, and the pro forma capitalization of Nevada Security Bank and The Bank Holdings on a consolidated basis to reflect the completion of the reorganization.

	Nevada Security Bank(1)	NSB Merger Company(2)	The Bank Holdings(3)	Pro Forma of The Bank Holdings & Nevada Security Bank
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders' Equity:
Common stock and surplus	14,012,000	100	150	$14,012,000
Other capital accounts	(2,473,000)	0	0	$(2,473,000)
Total	11,539,000	100	150	$11,539,000
Per Share Data:
Common stock
Authorized	10,000,000	1,000	10,000,000
Outstanding	1,405,930	100	100

(1)
Capital stock and outstanding shares are stated as of March 31, 2003.

(2)
Funds to capitalize NSB Merger Company were obtained by issuing 100 shares to The Bank Holdings for $100. At the time of the reorganization, The Bank Holdings will receive $100, and the shares of NSB Merger Company common stock will be exchanged for shares of Nevada Security Bank common stock.

(3)
The Bank Holdings obtained a loan in the amount of $125,000 and issued of a total of 100 shares of The Bank Holdings for the sum of $150.00. Upon completion of the reorganization, the loan will be a liability of The Bank Holdings and the 100 shares will be repurchased by The Bank Holdings.

        As of March 31, 2003, Nevada Security Bank had issued and outstanding 1,405,930 shares of common stock total with shareholders' equity of Nevada Security Bank of $11.539 million with a resultant book value of $8.21 per share for Nevada Security Bank common stock. After the reorganization and the one-for-one share exchange of Nevada Security Bank common stock for The Bank Holdings common stock, and based on the shares outstanding as of the May 15, 2003 record date, The Bank Holdings will have 1,405,930 shares of common stock issued and outstanding, plus any additional shares up to 48,900 shares of common stock which become outstanding pursuant to the exercise of outstanding stock options under Nevada Security Bank's 2002 stock option plan.

Financial Statements and Related Matters

        Nevada Security Bank's audited statements of condition as of December 31, 2002 and related audited statements of earnings, changes in stockholders' equity and cash flows for the year ended December 31, 2002, prepared in conformity with generally accepted accounting principles, report of independent public accountants, management's discussion and analysis of financial condition and the results of operations are set forth in Nevada Security Bank's 2002 Annual Report to Shareholders which is being delivered to shareholders with this proxy statement/prospectus.

Management of Nevada Security Bank

Directors and Election of Directors

        The persons named below, all of whom are currently members of the Board of Directors, have been nominated for election as directors to serve until the 2004 annual meeting of shareholders and until their successors are elected and have qualified. Votes of the proxyholders will be cast in such a manner as to effect the election of all twelve (12) nominees, as appropriate, (or as many thereof as possible). The twelve nominees for directors receiving the most votes will be elected directors. In the event that any of the nominees should be unable to serve as a director, it is intended that the proxy will be voted for the election of such substitute nominee, if any, as shall be designated by the Board of Directors. The Board of Directors has no reason to believe that any of the nominees named below will be unable to serve if elected.

        The following table sets forth as of April 1, 2003, the names of, and certain information concerning, the persons nominated by the Board of Directors for election as directors of the Bank.

Name and Title Other than Director	Age	Year First Appointed Director	Principal Occupation During the Past Five Years
Edward Allison Chairman	62	2001	President of Ed Allison, Inc., a government relations firm in Reno, Nevada
Robert Barone	58	2001
			Chairman and principal, Adagio Trust Co. and its predecessor Adagio Financial LLC; former Executive Vice President, First Security Bank of Nevada; former Chairman and CEO, Comstock Bank and Comstock Bancorp
Joseph Bourdeau Sr. Executive Vice Pres.	49	2001	Senior Executive Vice President and Director, Nevada Security Bank; former Vice President of Business Development, Nevada Banking Company
Keith Capurro	36	2001	Licensed Physical Therapist
Jan Clark	56	2001	President, Janark, an investment firm

Edward Coppin	63	2001	Retired; Colonel in the Air Force Reserves and former Director, Nevada Banking Company
Leonard Detrick	77	2001	Real Estate Investor; former Director, Nevada Banking Company
Hal Giomi Chief Executive Officer	60	2001
			Chief Executive Officer, Director and former President, Nevada Security Bank; former Senior Vice President and Director of Marketing, Capitol Valley Bank; former President and Chief Executive Officer, Sunrise Bank of California
David A. Funk President	59	2002	President and Director, Nevada Security Bank; former Director of Nevada Marketing, Bank of the West; former Regional President, SierraWest Bank
Jesse Haw	31	2002	President and former Vice President, Hawco Properties, a residential and small commercial builder
James Mancuso	53	2001	Attorney
Robert Walter Exec. Vice Pres. & Chief Credit Officer	54	2001	Executive Vice President and Chief Credit Officer, Nevada Security Bank; former Vice President, Bank of the West; former Senior Vice President, Sierra West Bank

        All of the nominees named above have served as the initial members of the Bank's Board since their appointment in 2001, with the exception of Mr. Capurro, Mr. Haw and Mr. Funk, who were appointed in December, 2001, February, 2002, and November, 2002, respectively. All nominees will continue to serve if elected at the meeting until the 2004 annual meeting of shareholders and until their successors are elected and have qualified. None of the directors were selected pursuant to any arrangement or understanding other than with the directors and executive officers of the Bank acting within their capacities as such. There are no family relationships between any of the directors and executive officers of the Bank. No director or executive officer of the Bank serves as a director of any company which has a class of securities registered under, or which is subject to the periodic reporting requirements of, the Securities Exchange Act of 1934, or of any company registered as an investment company under the Investment Company Act of 1940.

The Board of Directors and Committees

        Nevada Security Bank's Board of Directors met thirteen (13) times in 2002. None of Nevada Security Bank's directors attended less than 75 percent of all Board of Directors' meetings and committee meetings (of which they were a member) that were held in 2002, with the exception of Mr. Clark, who is currently on a medical leave of absence and Mr. Allison, who did not attend 75% of the Loan Committee meetings.

        Nevada Security Bank has an Audit Committee which met four (4) times in 2002. The Audit Committee consisted of Edward Coppin, Robert Barone, Jan Clark, James Mancuso and Keith Capurro. The purpose of the Audit Committee is to oversee internal audits and to review audits by Nevada Security Bank's independent outside auditors.

        Nevada Security Bank has a Compensation Committee which met one (1) time in 2002. The Compensation Committee consists of Edward Coppin, Edward Allison, James Mancuso and Hal Giomi. The purpose of the Compensation Committee is to determine the compensation of the executive officers and set the guidelines for the compensation of the employees of Nevada Security Bank.

        During 2002 Nevada Security Bank did not have a Nominating Committee.

Compensation of Directors

        The Bank's Directors do not receive any separate compensation for their service as Board members.

Executive Officers

        The following table sets forth as of April 1, 2003, certain information concerning executive officers of the Bank.

Name	Age	Position and Principal Occupation For the Past Five Years
Joseph Bourdeau	49	Senior Executive Vice President and Director, Nevada Security Bank; former Vice President of Business Development, Nevada Banking Company
Jack Buchold	59	Executive Vice President and Chief Financial Officer; Nevada Security Bank; former Senior Vice President and Chief Financial Officer, Bank of the Sierra
David A. Funk	59	President and Director, Nevada Security Bank; former Director of Nevada Marketing, Bank of the West; former Regional President, SierraWest Bank
Hal Giomi	60
		Chief Executive Officer, Director and former President, Nevada Security Bank; former Senior Vice President and Director of Marketing, Capitol Valley Bank; former President and Chief Executive Officer, Sunrise Bank of California
Robert Walter	54	Executive Vice President and Chief Credit Officer, Nevada Security Bank; former Vice President, Bank of the West; former Senior Vice President, Sierra West Bank

        None of the executive officers were selected pursuant to any arrangement or understanding other than with the directors and executive officers of the Bank acting within their capacities as such. There are no family relationships between any of the directors and executive officers of the Bank. There are no material proceedings to which any executive officer of the Bank or any associate of any executive officer of the Bank is a party or has an interest materially adverse to the Bank.

Executive Compensation

        The persons serving as the executive officers of Nevada Security Bank received during 2002, and are expected to continue to receive in 2003, cash compensation in their capacities as executive officers of Nevada Security Bank.

        The following Summary Compensation Table indicates the compensation of Nevada Security Bank's executive officers.

Summary Compensation Table

						Long Term Compensation
Annual Compensation						Awards		Payouts
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year		Salary ($)	Bonus ($)	Other Annual Compen- sation(1) ($)	Restricted Stock Award(s) ($)	Options/ SARs	LTIP Payouts ($)	All Other Compen- sation ($)(2)
Hal Giomi, Chief Executive Officer	2002 2001	(3)	150,000 31,250	0 0	9,000 0	0 0	22,500 0	0 0	0 0
David Funk, President(4)	2002 2001		18,637 n/a	0 n/a	2,544 n/a	0 n/a	15,000 n/a	0 n/a	0 n/a
Joseph Bourdeau, Senior Executive Vice President	2002 2001	(3)	90,000 37,500	0 0	9,660 0	0 0	22,500 0	0 0	100,000 100,000
Jack Buchold, Executive Vice President and Chief Financial Officer	2002 2001	(3)	90,000 26,250	0 0	10,835 0	0 0	15,000 0	0 0	0 0
Robert Walter, Executive Vice President and Chief Credit Officer	2002 2001	(3)	100,000 12,500	0 0	10,265 0	0 0	17,500 0	0 0	0 0

(1)
These amounts represent perquisites consisting of automobile allowance and other personal benefits applicable to the executive officer.

(2)
The 2001 amount represents consultant fees paid to the applicable executive officer.

(3)
The Bank was incorporated on February 26, 2001 and commenced operations on December 27, 2001.

(4)
Mr. Funk began his employment with Nevada Security Bank on November 18, 2002.

Option/SAR Grants Table
Option/SAR Grants in Last Fiscal Year

Individual Grants(1)
Name	Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date
Hal Giomi	22,500	20.9	10.00	July 18, 2012
David Funk	15,000	13.9	10.00	November 21, 2012
Joseph Bourdeau	22,500	20.9	10.00	July 18, 2012
Jack Buchold	15,000	13.9	10.00	July 18, 2012
Robert Walter	17,500	16.3	10.00	July 18, 2012

(1)
The Bank has no SARs.

Option/SAR Exercises and Year-End Value Table
Aggregated Option/SAR Exercises in Last Fiscal Year and Year-End Option/SAR Value

(a)	(b)	(c)	(d)	(e)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Options/SARs at Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In- the-Money Options/SARs at Year-End ($) Exercisable/ Unexercisable
Hal Giomi	0	0	4,500/18,000
David Funk	0	0	3,000/12,000
Joseph Bourdeau	0	0	4,500/18,000
Jack Buchold	0	0	3,000/12,000
Robert Walter	0	0	3,500/14,000

        Nevada Security Bank has entered into an Employment Agreement with Mr. Hal Giomi, who is its Chief Executive Officer. Under the terms of the Employment Agreement, Mr. Giomi earns a base annual salary of $150,000. The base salary can be increased after Mr. Giomi's first anniversary of employment with the bank. The Employment Agreement has a term of three years and can be extended by mutual agreement of the bank and Mr. Giomi. Mr. Giomi is also entitled to participate in the bank's Executive Compensation Plan (incentive compensation program, employee profit sharing plan and/or 401(k) plan). The Board of Directors also granted Mr. Giomi options to purchase shares of the common stock of the Bank. Mr. Giomi will also be furnished with an automobile allowance of $750 per month and will be reimbursed for certain membership dues, will receive life and disability insurance benefits as well as health benefits which are provided to all full-time executive employees of the bank. The agreement originally employed Mr. Giomi as President and Chief Executive Officer. In November 2002, Mr. Giomi resigned as President but retained his position as Chief Executive Officer, and he and the bank agreed to continue under this Employment Agreement.

        Mr. Bourdeau, Mr. Walter and Mr. Buchold have similar contracts which include substantially the same benefits as Mr. Giomi. Each currently receives a base salary of $8,333 per month under the Agreements. Each also received options to purchase shares of common stock of the Bank.

        Mr. Funk, the current President also has an Employment Agreement with Nevada Security Bank. Under the terms of the agreement, Mr. Funk receives and annual salary of $140,000. Mr. Funk receives an automobile allowance of $700.00 per month and the agreement contains substantially the same other benefits as the officers described above.

        Each of the Employment Agreements with these officers may be terminated by the Bank for any of the following reasons: (a) the Executive commits an act or acts of malfeasance in his duties; or (b) the Executive fails to abide by and/or enforce the Bank's safety and soundness policies; or (c) the Executive is convicted of a felony or misdemeanor involving moral turpitude; or (d) State and/or Federal regulators request or order termination of his employment agreement; or (e) the Executive commits any act which would cause termination of coverage under the Bank's Blanket Bond as to the Executive, as distinguished from termination of such coverage as to the Bank as a whole; or (f) the Executive dies; or (g) there is a determination by the Bank's Board of Directors that the continued employment of the Executive is detrimental to the best interests of the Bank, or for any reason whatsoever as determined by the Bank's Board of Directors and in the sole and absolute discretion of the Bank's Board of Directors. In the event an Employment Agreement is terminated for any of the reasons specified in (a), (b), (c), (d), (e) or (f) above, the Executive will not receive additional compensation. In the event an Employment Agreement is terminated for any reason specified in (g) above, the Executive shall be entitled to termination pay in an amount equal to twelve (12) months of his then base salary.

Other Matters

        Management does not know of any matters to be presented at the meeting other than those set forth above. However, if other matters come before the meeting, it is the intention of the persons named in the accompanying proxy to vote the shares represented by the proxy in accordance with the recommendations of management on such matters, and discretionary authority to do so is included in the proxy.

Legal Matters

        Certain legal matters in connection with the issuance of the shares of The Bank Holdings's common stock will be passed upon by Gary Steven Findley & Associates, Anaheim, California.

EXHIBIT A

PLAN OF REORGANIZATION AND MERGER AGREEMENT

        This Plan of Reorganization and Merger Agreement ("Agreement") is made and entered into as of this April 17, 2003 by and between Nevada Security Bank (the "Bank") and NSB Merger Company ("Subsidiary"), to which The Bank Holdings (the "Holding Company") is a party.

RECITALS AND UNDERTAKINGS

        A.    The Bank is a Nevada banking corporation with its head banking office in Reno, County of Washoe, State of Nevada. Subsidiary and the Holding Company are each corporations duly organized and existing under the laws of the State of Nevada with their principal offices in Reno, Washoe County, State of Nevada.

        B.    The Boards of Directors of the Bank and Subsidiary have, respectively, approved this Agreement and authorized its execution, and the Board of Directors of the Holding Company has approved this Agreement, undertaken that the Holding Company shall join in and be bound by it, and authorized the undertakings hereinafter made by the Holding Company.

        C.    The parties intend by this Agreement to set forth the terms and conditions of a "reorganization" under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended.

        NOW, THEREFORE, in consideration of the mutual agreements of the parties contained herein, the parties hereby agree as follows:

        Section 1.    General

          1.1    The Merger.    On the Effective Date, Subsidiary shall be merged into the Bank, and the Bank shall be the surviving corporation (the "Surviving Corporation") and a subsidiary of the Holding Company, and its name shall continue to be "Nevada Security Bank."

          1.2    Effective Date.    This Agreement shall become effective at the close of business on the day on which this Agreement shall have been filed with the Secretary of State of the State of Nevada in accordance with Section 92A.240 of the Nevada Business Associations Law (the "Effective Date").

          1.3    Articles of Incorporation and Bylaws.    On the Effective Date, the Articles of Incorporation of the Bank, as in effect immediately prior to the Effective Date, shall be and remain the Articles of Incorporation of the Surviving Corporation; the Bylaws of the Bank shall be and remain the Bylaws of the Surviving Corporation until altered, amended or repealed; the certificate of authority of the Bank issued by the Commissioner of the Nevada Department of Business and Industry, Financial Institutions Division ("NFID") shall be and remain the certificate of authority of the Surviving Corporation; and the Bank's insurance of deposits coverage by the Federal Deposit Insurance Corporation ("FDIC") shall be and remain the deposit insurance of the Surviving Corporation.

          1.4    Directors and Officers of the Surviving Corporation.    On the Effective Date, the directors and officers of the Bank immediately prior to the Effective Date shall be and remain the directors and officers of the Surviving Corporation. Directors of the Surviving Corporation shall serve until the next annual meeting of shareholders of the Surviving Corporation or until such time as their successors are elected and have qualified.

          1.5    Effect of the Merger.

            a.    Assets and Rights.    Upon the merger becoming effective, all rights, privileges, franchises and property of Subsidiary, and all debts and liabilities due or to become due to

    Subsidiary, including things in action and every interest or asset of conceivable value or benefit, shall be deemed fully and finally and without any right of reversion transferred to and vested in the Surviving Corporation without further act or deed, and the Surviving Corporation shall have and hold the same in its own right as fully as the same was possessed and held by Subsidiary.

            b.    Liabilities.    Upon the merger becoming effective, all debts, liabilities, and obligations due or to become due of, and all claims or demands for any cause existing against Subsidiary shall be and become the debts, liabilities, obligations of, and the claims and demands against, the Surviving Corporation in the same manner as if the Surviving Corporation had itself incurred or become liable for them.

            c.    Creditors' Rights and Liens.    Upon the merger becoming effective, all rights of creditors of Subsidiary, and all liens upon the property of Subsidiary, shall be preserved unimpaired, limited in lien to the property affected by the liens immediately prior to the time of the merger.

            d.    Pending Actions.    Upon the merger becoming effective, any action or proceeding pending by or against Subsidiary shall not be deemed to have abated or been discontinued, but may be prosecuted to judgment, with the right to appeal or review as in other cases, as if the merger had not taken place or the Surviving Corporation may be substituted for Subsidiary.

          1.6    Further Assurances.    The Bank and Subsidiary each agree that at any time, or from time to time, as and when requested by the Surviving Corporation, or by its successors and assigns, it will execute and deliver, or cause to be executed and delivered in its name by its last acting officers, or by the corresponding officers of the Surviving Corporation, all such conveyances, assignments, transfers, deeds or other instruments, and will take or cause to be taken such further or other action as the Surviving Corporation, its successors or assigns may deem necessary or desirable, in order to evidence the transfer, vesting or devolution of any property right, privilege or franchise or to vest or perfect in or confirm to the Surviving Corporation, its successors and assigns, title to and possession of all the property, rights, privileges, powers, immunities, franchises and interests referred to in this Section 1 and otherwise to carry out the intent and purposes hereof.

        Section 2.    Capital Stock of the Surviving Corporation

          2.1    Stock of Subsidiary.    Upon the merger becoming effective, the shares of capital stock of Subsidiary issued and outstanding immediately prior to the Effective Date shall thereupon be converted into and exchanged by the Holding Company for 100 shares of fully paid and nonassessable common stock of the Bank as the Surviving Corporation.

          2.2    Stock of the Bank.    Upon the merger becoming effective, each and every share of common stock of the Bank issued and outstanding shall, by virtue of the merger and without any action on the part of the holders thereof, be exchanged for and converted into one share of fully paid and nonassessable common stock of the Holding Company, with $0.01 par value.

          2.3    Exchange of Stock.    Upon the merger becoming effective:

            a.     the shareholders of record of the Bank shall be entitled to receive and shall be allocated one share of common stock of the Holding Company for each share of common stock of the Bank;

            b.     the Holding Company shall issue the shares of its common stock which the shareholders of the Bank shall be entitled to receive; and

            c.     each holder of a certificate representing shares of common stock of the Bank shall, upon presentation of such certificate for surrender to the Holding Company, be entitled to receive in exchange thereof, a certificate or certificates representing the number of shares of common stock of the Holding Company to which such holder shall be entitled. Until so surrendered, each outstanding certificate which prior to the merger represented shares of common stock of the Bank shall be deemed, for all corporate purposes, to evidence ownership of an equal number of shares of common stock of the Holding Company. On and after the Effective Date, each issued and outstanding share of common stock of the Bank shall represent one (1) share of common stock of the Holding Company. Such certificates may, but need not be, surrendered and exchanged by the holders thereof after the Effective Date, for new certificates representing the number of shares of common stock of the Holding Company to which the shareholders are entitled as set forth in this Agreement. Certificates evidencing ownership of shares of common stock of the Holding Company shall be issued to the holders of lost or destroyed shares of common stock of the Bank upon presentation to the Holding Company of such evidence of ownership and agreement of indemnity as the Holding Company may reasonably require.

          2.4    Stock Options.    At the close of business on the Effective Date, the Holding Company will assume all of the Bank's rights and obligations under the Nevada Security Bank 2002 Stock Option Plan (the "Stock Option Plan") and under each outstanding stock option agreement evidencing an option (whether an incentive stock option or a nonqualified stock option) previously granted under the Stock Option Plan. The Stock Option Plan shall become the "The Bank Holdings Stock Option Plan" and by virtue of such assumption, all rights of an optionee with respect to the common stock of the Bank shall become the same right with respect to the common stock of the Holding Company, on a one-for-one basis. Each such option, subject to such modifications as may be appropriate or required, and subject to the requirements of the Securities Act of 1933, as amended, and the California Corporate Securities Law of 1968, shall constitute a continuation of the option, substituting the Holding Company for the Bank. The option vesting period and price per share of Holding Company common stock at which such option may be exercised shall be the same vesting period and price as were applicable to the purchase of Bank common stock, and all other terms and conditions applicable to the option shall, except as may be otherwise provided herein, be unchanged. Each option granted pursuant to the Stock Option Plan, from and after the close of business on the Effective Date, shall constitute an option granted by the Holding Company and outstanding pursuant to the The Bank Holdings Stock Option Plan.

          2.5    Dissenting Shares.    Notwithstanding anything to the contrary contained in this Agreement, shares of Bank common stock which are issued and outstanding immediately prior to the Effective Date and which are held by shareholders who have not voted such shares in favor of adoption and approval of this Agreement and have properly exercised their dissenters' rights under N.R.S. 92A.300, et seq. ("Dissenting Shares") shall not be converted into or be exchangeable for shares of the Holding Company, but shall be entitled to receive such consideration as shall be determined pursuant to this Agreement and Nevada law; provided, however, that if any holder of such shares shall have failed to perfect or shall have effectively withdrawn or lost his or right to dissent and receive payment under Nevada law, such holder's shares shall thereupon be deemed to have been converted into shares of the Holding Company at the Effective Date.

        Section 3.    Approvals

          3.1    Shareholder Approval.    This Agreement shall be submitted to the shareholders of the Bank and Subsidiary for ratification and approval in accordance with the applicable provisions of law.

          3.2    Regulatory Approvals.    The parties shall obtain the waivers, consents and approvals of all regulatory authorities as required by law for consummation of the merger and plan of reorganization on the terms herein provided, including, without being limited to, those consents and approvals referred to in Paragraph 4.1b.

        Section 4.    Conditions Precedent, Termination and Payment of Expenses

          4.1    Conditions Precedent to the Merger.    Consummation of the merger is conditioned upon:

            a.     ratification and approval of this Agreement by the shareholders of the Bank and Subsidiary, as required by law;

            b.     obtaining all other consents and approvals, and satisfaction of all other requirements prescribed by law which are necessary for consummation of the merger, including, but not limited to, approval of the FDIC, approval of the NFID, approval of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act, as amended, and any required action under the Securities Act of 1933 with respect to the securities of the Holding Company issuable upon consummation of the merger;

            c.     obtaining all consents or approvals, governmental or otherwise, which are or, in the opinion of counsel for the Bank may be, necessary to permit or enable the Surviving Corporation, upon and after the merger, to conduct all or any part of the business and activities of the Bank up to the time of the merger, in the manner in which such activities and business are then conducted;

            d.     the Bank's obtaining for the Holding Company, prior to the Closing Date, a letter, in form and substance satisfactory to the Holding Company's legal counsel, signed by each person who is an "affiliate" of the Bank for purposes of Rule 145 of the Securities and Exchange Commission to the effect that (i) such person will not dispose of any shares of common stock of the Holding Company to be received pursuant to the reorganization and merger, in violation of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission promulgated thereunder, or in any event prior to such time as financial results covering at least 30 days of post-merger combined operations have been published, and (ii) such person consents to the placing of a legend on the certificate(s) evidencing such shares referring to the issuance of such shares in a transaction to which Rule 144 is applicable and to the giving of stop-transfer instructions to the Holding Company's transfer agent with respect to such certificate(s);

            e.     for the benefit of the Bank and unless waived, the Holding Company shall have received an opinion from a law firm or tax accounting firm, in form and substance satisfactory to both the Bank and the Holding Company, to the effect that: the merger of Subsidiary with and into the Bank and the exchange of shares of common stock of the Bank for shares of common stock of the Holding Company, as provided for herein, will be considered a reorganization within the meaning of Section 368(a)(1)(A) of the Code; no gain or loss will be recognized by the Bank pursuant to consummation of the merger; no gain or loss will be recognized by the shareholders of the Bank upon the exchange of their shares of common stock of the Bank for shares of common stock of the Holding Company, as provided for herein; and where a shareholder of the Bank dissents to the proposed transaction and has received cash for his or her stock, such cash will be treated as received by the shareholder as a distribution in redemption of his or her stock subject to the provisions and limitations of Section 302 of the Code;

            f.      holders of not more than 9.9 percent of the outstanding shares of the Bank's common stock voting against the merger or giving notice to the Bank prior to the shareholder meeting that they dissent from the merger;

            g.     performance by each party hereto of all of its obligations hereunder to be performed prior to the merger becoming effective.

          4.2    Termination of the Merger.    If any condition in Paragraph 4.1 has not been fulfilled, or, if in the opinion of a majority of the Board of Directors of any of the parties:

            a.     any action, suit, proceeding or claim has been instituted, made or threatened relating to the proposed merger which makes consummation of the merger inadvisable; or

            b.     for any other reason consummation of the merger is inadvisable;

  then this Agreement may be terminated at any time before the merger becomes effective. Upon termination, this Agreement shall be void and of no further effect, and there shall be no liability by reason of this Agreement or the termination thereof on the part of the parties or their respective directors, officers, employees, agents or shareholders, except as provided in Section 4.3 hereof.

          4.3    Expenses of the Merger.    Subject to applicable federal laws and regulations, each party shall bear its own expenses of the merger, including filing fees, printing costs, mailing costs, accountants' fees and legal fees.

        Section 5.    Miscellaneous

          5.1    Assignment.    Neither party shall have the right to assign its rights or obligations under this Agreement.

          5.2    Execution.    This Agreement may be executed in counterparts, each of which when so executed shall be deemed an original and such counterparts shall together constitute one and the same instrument.

          5.3    Governing Law.    This Agreement is made and entered into in the State of Nevada, and the laws of said State shall govern the validity and interpretation hereof.

          5.4    Entire Agreement.    This Agreement contains the entire agreement between the parties hereto with respect to the plan of reorganization and merger and supersedes all prior arrangements or understandings with respect thereto.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

NEVADA SECURITY BANK
By:	/s/ HAL GIOMI
Its:	Chief Executive Officer
By:	/s/ ROBERT BARONE
Its:	Secretary
NSB MERGER COMPANY
By:	/s/ HAL GIOMI
Its:	President and Secretary
THE BANK HOLDINGS
By:	/s/ JOSEPH BOURDEAU
Its:	President
By:	/s/ EDWARD COPPIN
Its:	Secretary

EXHIBIT B

Nevada Revised Statutes Sections 92A.300 to 92A.500

        NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

        NRS 92A.305 "Beneficial stockholder" defined. "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

        NRS 92A.310 "Corporate action" defined. "Corporate action" means the action of a domestic corporation.

        NRS 92A.315 "Dissenter" defined. "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

        NRS 92A.320 "Fair value" defined. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

        NRS 92A.325 "Stockholder" defined. "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.

        NRS 92A.330 "Stockholder of record" defined. "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.

        NRS 92A.335 "Subject corporation" defined. "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

        NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

        NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

        NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

        NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

        1.     Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

        2.     Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

        NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

        1.     Except as otherwise provided in NRS 92A.370 and 92A.390, a stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

          (a)   Consummation of a plan of merger to which the domestic corporation is a constituent entity:

            (1)   If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger; or

            (2)   If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

          (b)   Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner's interests will be acquired, if his shares are to be acquired in the plan of exchange.

          (c)   Any corporate action taken pursuant to a vote of the stockholders to the event that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

        2.     A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

        NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

        1.     There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

          (a)   The articles of incorporation of the corporation issuing the shares provide otherwise; or

          (b)   The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

            (1)   Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:

              (I)   The surviving or acquiring entity; or

              (II)  Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or

            (2)   A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

        2.     There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

        NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

        1.     A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

        2.     A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:

          (a)   He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and

          (b)   He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

        NRS 92A.410 Notification of stockholders regarding right of dissent.

        1.     If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

        2.     If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.

        NRS 92A.420 Prerequisites to demand for payment for shares.

        1.     If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:

          (a)   Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (b)   Must not vote his shares in favor of the proposed action.

        2.     A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for his shares under this chapter.

        NRS 92A.430 Dissenter's notice: Delivery to stockholders entitled to assert rights; contents.

        1.     If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

        2.     The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

          (a)   State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

          (b)   Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

          (c)   Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

          (d)   Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

          (e)   Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

        NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.

        1.     A stockholder to whom a dissenter's notice is sent must:

          (a)   Demand payment;

          (b)   Certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

          (c)   Deposit his certificates, if any, in accordance with the terms of the notice.

        2.     The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

        3.     The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.

        NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.

        1.     The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

        2.     The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

        NRS 92A.460 Payment for shares: General requirements.

        1.     Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

          (a)   Of the county where the corporation's registered office is located; or

          (b)   At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

        2.     The payment must be accompanied by:

          (a)   The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;

          (b)   A statement of the subject corporation's estimate of the fair value of the shares;

          (c)   An explanation of how the interest was calculated;

          (d)   A statement of the dissenter's rights to demand payment under NRS 92A.480; and

          (e)   A copy of NRS 92A.300 to 92A.500, inclusive.

        NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter's notice.

        1.     A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

        2.     To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.

        NRS 92A.480 Dissenter's estimate of fair value: Notification of subject corporation; demand for payment of estimate.

        1.     A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

        2.     A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

        NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

        1.     If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60 -day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

        2.     A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

        3.     The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

        4.     The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

        5.     Each dissenter who is made a party to the proceeding is entitled to a judgment:

          (a)   For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

          (b)   For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

        NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.

        1.     The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

        2.     The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

          (a)   Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

          (b)   Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

        3.     If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

        4.     In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

        5.     This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

PART II

Item 20.    Indemnification of Directors and Officers

        The Articles of Incorporation and Bylaws of The Bank Holdings ("Registrant") provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by Nevada law including the use of an indemnity agreement. Registrant's Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by Nevada law.

        The indemnification law of the State of Nevada generally provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of such person was unlawful. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

        Registrant's Bylaws provide that Registrant shall to the maximum extent permitted by law have the power to indemnify its directors, officers and employees. Registrant's Bylaws also provide that Registrant shall have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Registrant would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of Registrant's Bylaws.

Item 21.    Exhibits

2.
Agreement and Plan of Reorganization and Merger by and between Registrant, NSB Merger Company and Nevada Security Bank attached as Exhibit A to the proxy statement-prospectus contained in Part I of this Registration Statement

3.1
Articles of Incorporation of Registrant

3.2
Bylaws of Registrant

4.
Specimen form of certificate for The Bank Holdings common stock

5.
Opinion re: legality

21.
Sole Subsidiary of the Registrant is NSB Merger Company, a Nevada corporation.

23.1
Consent of Counsel is included with the opinion re: legality as Exhibit 5 to this Registration Statement.

99.
Form of proxy to be utilized in connection with Nevada Security Bank's annual meeting.

Item 28.    Undertakings

        The undersigned Registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

    provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus with is part of the registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Reno, Nevada, on May 19, 2003.

The Bank Holdings

/s/ HAL GIOMI Hal Giomi, Chairman & CEO

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

/s/ HAL GIOMI Hal Giomi	Chairman & Principal Executive Officer	May 19, 2003
/s/ EDWARD ALLISON Edward Allison	Director	May 19, 2003
/s/ JOSEPH BOURDEAU Joseph Bourdeau	Director	May 19, 2003
/s/ EDWARD COPPIN Edward Coppin	Director	May 19, 2003
/s/ JACK BUCHOLD Jack Buchold	Principal Accounting & Financial Officer	May 19, 2003

Exhibit Index

Exhibit No.	Description
3.1	Articles of Incorporation of Registrant
3.2	Bylaws of Registrant
4.	Specimen form of certificate for The Bank Holdings common stock
5.	Opinion re: legality
99.	Form of proxy to be utilized in connection with Nevada Security Bank's annual meeting

QuickLinks

Summary of Proxy Statement/Prospectus
Introduction
Revocability of Proxies
Persons Making The Solicitation
Voting Securities
Dissenter's Rights
Shareholdings of Certain Beneficial Owners And Management
Bank Holding Company Reorganization And Merger Between Nevada Security Bank and NSB Merger Company
Operations Under The Bank Holdings
NSB Merger Company
Nevada Security Bank
Selected Financial Information
Price Range of Nevada Security Bank's Common Stock
Dividends
Unaudited Pro Forma Capitalization
Financial Statements and Related Matters
Management of Nevada Security Bank
Summary Compensation Table
Option/SAR Grants Table Option/SAR Grants in Last Fiscal Year
Option/SAR Exercises and Year-End Value Table Aggregated Option/SAR Exercises in Last Fiscal Year and Year-End Option/SAR Value
Other Matters
Legal Matters
  EXHIBIT A
PLAN OF REORGANIZATION AND MERGER AGREEMENT
RECITALS AND UNDERTAKINGS
  EXHIBIT B
Nevada Revised Statutes Sections 92A.300 to 92A.500
PART II
  Item 20. Indemnification of Directors and Officers
  Item 21. Exhibits
  Item 28. Undertakings
Signatures
Exhibit Index